[NOTICE: This Notice of Convocation is a translation of the Japanese original for reference purposes only, and in the event of any discrepancy, the Japanese original shall prevail.]

Securities code: 8306

June 5, 2026

(Start date of measures for electronic provision: May 29, 2026)

NOTICE OF CONVOCATION OF
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 21st Annual General Meeting of Shareholders (the "Meeting") of Mitsubishi UFJ Financial Group, Inc. (the "Company") will be held as described below.
In convening this General Meeting of Shareholders, the Company has taken measures for the electronic provision of information. The matters subject to electronic provision have been posted on the following websites.

The Company's website:
https://www.mufg.jp/english/ir/stock/meeting/index.html   Search: MUFG convocation

Tokyo Stock Exchange (TSE) website:
https://www2.jpx.co.jp/tseHpFront/JJK020010Action.do?Show=Show

Please access the above website, enter our company name or securities code (8306) and click "Search," and select "Basic information" and "Documents for public inspection/PR information" in that order to view the relevant information.

At this Meeting, shareholders may exercise their voting rights in advance, either electronically (via the Internet) or in writing.
Please review the following "Reference Materials Concerning the General Meeting of Shareholders" available on the above website and exercise your voting rights by 5:10 p.m. on Thursday, June 25, 2026.

Yours very truly,

MITSUBISHI UFJ FINANCIAL GROUP, INC.
Junichi Hanzawa
Member of the Board of Directors, President & Group CEO
(Representative Corporate Executive)
4-5, Marunouchi 1-chome,
Chiyoda-ku, Tokyo

PARTICULARS

1. Date and Time of the Meeting: Friday, June 26, 2026, at 10:00 a.m.

         (Reception is scheduled to open at 9:00 a.m.)

2. Place of the Meeting: Hiten Main Banquet Hall, Grand Prince Hotel Shin Takanawa at 3-13-1 Takanawa, Minato-ku, Tokyo

3. Matters to be dealt with at the Meeting:

Matters for Reporting: The Business Report for the 21st Fiscal Year (from April 1, 2025 to March 31, 2026), the Financial Statements, the Consolidated Financial Statements and the Results of the Audit of the Consolidated Financial Statements by the Independent Auditors and the Audit Committee.

Matters for Resolution:

First Item of Business   Appropriation of Surplus

Second Item of Business   Election of 15 (fifteen) Directors

Announcements

- Certain items are not included in the documents sent to shareholders who have requested the delivery of a paper copy pursuant to laws and regulations, and the provision of Article 25 of the Articles of Incorporation. Such documents constitute part of the documents audited by the Audit Committee and Independent Auditors in preparing the Audit Reports.
- If any matter subject to electronic provision is to be modified, we will post the details of such modification on **our website**.
- Notices of major changes to the operation of the General Meeting of Shareholders due to future conditions will be provided on **our website**.
- With regard to the results of the resolutions of the General Meeting of Shareholders, please be aware that we will post the results on **our website** after the conclusion of the meeting.
- The notice of convocation will be available via e-mail for requesting shareholders starting from the next General Meetings of Shareholders. Please apply for e-mail notices at the voting right exercise website (https://evote.tr.mufg.jp/) using a PC or smartphone.

Reference Materials Concerning the General Meeting of Shareholders (Summary)

For details of each item of business, please access the following website.
https://s.srdb.jp/8306/



First Item of Business: Appropriation of Surplus
  ¥51.0 per share

Second Item of Business: Election of 15 (fifteen) Directors
You are hereby requested to elect 15 (fifteen) directors. The candidates are as follows.

Reelected 1 Satoko Kuwabara *Outside Independent*	**Reelected** 5 Miyuki Suzuki *Outside Independent*	**Reelected** 9 Takayuki Yasuda *Non-Executive*	**Reelected** 13 Hiroshi Kubota
Reelected 2 Mari Elka Pangestu *Outside Independent*	**Reelected** 6 Koichi Tsuji *Outside Independent*	**New** 10 Norio Kanie *Non-Executive*	**New** 14 Masakazu Osawa
Reelected 3 Hiroshi Shimizu *Outside Independent*	**Reelected** 7 Teruhisa Ueda *Outside Independent*	**Reelected** 11 Hironori Kamezawa	**New** 15 Hiroyuki Seki
Reelected 4 David Sneider *Outside Independent*	**New** 8 Kenichiro Yoshida *Outside Independent*	**Reelected** 12 Junichi Hanzawa	

Outside : Candidate for Outside Director **Independent** : Candidate for independent director provided for by Tokyo Stock Exchange, Inc.

Non-Executive : Candidate, being as a non-executive director, who does not concurrently serve as corporate executive, executive officer, employee or executive directors of the Company or its subsidiaries (excluding outside directors)

(Reference) Trends in Profits Attributable to Owners of Parent and Shareholder Returns

For details of the financial results,
please refer to the Financial Highlights.
https://www.mufg.jp/dam/ir/fs/2025/pdf/highlights26
03_en.pdf



In FY2025, profits attributable to owners of parent totaled ¥2,427.2 billion, representing a growth of over 30% year on year. Although this included certain temporary factors, it marked a record high for the third consecutive year, supported by solid business performance both in Japan and overseas. The year-end dividend per share will be ¥51. Combined with the interim dividend of ¥35, we intend to pay a full-year dividend of ¥86 per share, up ¥22 per share year on year. In addition, we conducted share repurchases totaling a record high ¥500.0 billion.

For FY2026, the final fiscal year of the current Medium-term Business Plan, MUFG aims for ¥2,700.0 billion in profits attributable to owners of parent, a growth of over 10% from FY2025. The full-year dividend is expected to be ¥96 per share, up ¥10 per share year on year. This would mark the sixth consecutive year of dividend increases, with a dividend payout ratio of around 40%. In addition, for the first half of FY2026, MUFG has decided to repurchase shares of up to ¥100.0 billion.



	FY2023	FY2024	FY2025	FY2026 (Forecast)
Dividend payout ratio (%)	32.9	40.0	40.3	40.1
Share repurchases (Billions of yen)	400.0	400.0	500.0	100.0 (First six months)
Total payout ratio (%)	59.6	61.3	60.8	–

Please Exercise Your Voting Rights

Exercise of voting rights via the Internet **Deadline: 5:10 p.m., Thursday, June 25, 2026**

Scanning QR code (via smartphone, tablet, etc.)

1. Please scan the QR code provided on the bottom right of the voting right exercise form.



*QR code is a registered trademark of DENSO WAVE INCORPORATED.

2. Please enter your approval or disapproval of items of business by following the instructions on the screen.

Entering "login ID" and "password"

1. Access the voting right exercise website **https://evote.tr.mufg.jp/**

2. Log in
Enter your "login ID" and "temporary password" provided on the bottom right of the voting right exercise form on the voting right exercise website.

3. Please enter your approval or disapproval of items of business by following the instructions on the screen.

Entering your approval or disapproval

Smartphone site



当社は、株主様がこの画面の手続きにしたがって議決権を行使することを承諾いたします。以下よりお手続きにお進みください。
会社提案議案の全てに賛成
投票する
会社提案議案に個別に賛否を投票
投票する

✓ Please click ① if you approve of all items of business.

✓ Please click ② if you prefer to enter your approval or disapproval of each item of business separately.

PC site



For inquiries regarding exercise of voting rights via the Internet (Help desk)

Securities Transfer Agency Division,
Mitsubishi UFJ Trust and Banking Corporation
0120-173-027 (toll-free within Japan)
Business hours: From 9:00 a.m. to 9:00 p.m.

■ Information for Institutional Investors

Institutional investors may use the "electronic voting rights exercise platform" to exercise voting rights.

Contribute to society by exercising your voting rights via the Internet!

We donate some of the postage costs saved by online exercise of voting rights to charitable organizations including those that support the next generation, preserve the environment, and aid disaster victims.

Electronic gift for selected 20,000 shareholders

We offer an electronic gift to 20,000 randomly selected shareholders who have exercised their voting rights via the Internet, regardless of voting for or against the individual proposals. For details, please see the enclosed flyer "Guidance for Shareholders."

Exercise of voting rights in writing (voting right exercise form)
Please indicate your votes for or against the proposal on the enclosed voting right exercise form and send the completed form to the Company by return mail. Please note that if there is no indication of your vote for or against any item of business, we will deem that you have voted for that item of business.

Deadline: Thursday, June 25, 2026, to reach the Company no later than 5:10 p.m.

Sample of the voting right exercise form



For the Second Item of Business, if you plan to vote against one or more candidates, please state the candidate number.

The "login ID" and "temporary password" which are required for exercising voting rights via the Internet, are indicated here.

 Please cut and return this part.

Handling of the voting rights exercised multiple times
- Please be advised that if you exercise the voting rights both in writing and via the Internet, the content of the voting rights exercised via the Internet shall be deemed valid.
- Please be advised that if you have exercised the voting rights multiple times via the Internet, the last exercise of the voting rights shall be deemed valid. Similarly, if you have exercised the voting rights redundantly via PC and smartphone, the last exercise of the voting rights shall be deemed valid.

Guide to "Net de Shoshu" (online convocation, available in Japanese)
The main contents of this Notice of Convocation are also available on PC, smartphones, and other devices.

How to access
Please access the website or scan the QR code to view the contents.
https://s.srdb.jp/8306/
* QR Code is a registered trademark of DENSO WAVE INCORPORATED.



Information on Livestreaming and Preliminary Questions Using the Internet

Please access the dedicated website for shareholders, the "Engagement Portal."
Please access the "Engagement Portal," the dedicated website for shareholders, by entering the following URL or scanning the QR code, and entering the "login ID" and "password".

Dedicated website for shareholders "Engagement Portal"
URL: https://engagement-portal.tr.mufg.jp/



For details on how to access the Engagement Portal, please see the enclosed "Guidance for Shareholders."

[Inquiries on ID and password]
Securities Transfer Agency Division, Mitsubishi UFJ Trust and Banking Corporation: 0120-676-808 (toll-free within Japan)
Available:　From Friday, June 5, 2026 to Thursday, June 25, 2026
　　　　　　(9:00 a.m. to 5:00 p.m. *Excluding Saturdays, Sundays, public holidays and other non-business days.)
　　　　　　Friday, June 26, 2026
　　　　　　(9:00 a.m. until the close of the Meeting)

How to watch the livestream
Date and time of the streaming: Friday, June 26, 2026, from 10:00 a.m. to the close of the meeting
*　The streaming page will be accessible from 30 minutes before the meeting (9:30 a.m.).

Notes:
● Please refrain from taking photos, recording video or audio, saving the livestream, or publishing the livestream on social media.
● Watching a livestream is not recognized as attendance at the General Meeting of Shareholders, according to the Companies Act. Therefore, it is not possible to ask questions, exercise voting rights, or make motions that are permitted to shareholders at the General Meeting of Shareholders via the livestream. Please exercise your voting rights in advance either online or by mailing the enclosed voting rights exercise form.
● Livestreaming may become unavailable due to unavoidable circumstances. In that case, an announcement will be made on our website.
● Access to the livestream and the preliminary questions will be limited to shareholders.

Details regarding reception of preliminary questions
Submission period: Until 5:10 p.m., Friday, June 19, 2026

Notes:
● Questions must be related to the matters to be dealt with at the General Meeting of Shareholders, and are limited to one question per person.
● The question form has a limit of 400 letters.
● Among questions submitted in advance of the meeting, for those that are of significant interest to shareholders, answers will be posted on our website after the General Meeting of Shareholders. Please understand that we will not be able to answer all questions. Furthermore, please note that we cannot provide answers individually.

On-demand streaming after the General Meeting of Shareholders
After the General Meeting of Shareholders, on-demand streaming will be available on the Investor Relations page of the Company's website. If you are unable to watch the livestream, please watch the on-demand stream.

The Company's website:　https://www.mufg.jp/english/ir/stock/meeting/index.html

REFERENCE MATERIALS CONCERNING
THE GENERAL MEETING OF SHAREHOLDERS

Items of Business and Reference Matters

First Item of Business   Appropriation of Surplus

MUFG continuously seeks to improve shareholder returns focusing on dividends in the pursuit of an optimal balance between solid equity capital and strategic investment for growth.

MUFG will set a dividend payout ratio at around 40%, and aim for stable and sustainable increase in dividends per share through profit growth as a fundamental policy. At the same time, MUFG will flexibly repurchase stock as a measure to return profits to shareholders that will contribute to improving capital efficiency, taking into consideration its business performance and capital situation, opportunities for investment in growth, and market conditions, including share price. In principle, MUFG will not hold treasury stock in excess of approximately 5% of the total shares outstanding and shall cancel shares exceeding such amount.

Based on these policies, MUFG proposes the year-end dividend of ¥51.0 per share. Combined with the interim dividend of ¥35.0 per share, annual dividends will total ¥86.0 per share.

Matters concerning the year-end dividend:

1. Kind of dividend property

    Cash

2. Matters concerning allocation and
    the total amount of dividend property

    Ordinary Shares   ¥51.0 per share
           ¥576,848,937,582 in total

3. Date on which dividends from surplus
    shall be effective

    June 29, 2026

Second Item of Business   Election of 15 (fifteen) Directors

The terms of office of all directors will expire at the close of this Meeting. Therefore, based on the decision of the Nominating and Governance Committee (which constitutes a Nominating Committee under the Companies Act), you are hereby requested to elect 15 (fifteen) directors.

The candidates are as follows. Each of the 8 (eight) candidates for outside directors meets the Company's "Independence Standards for Outside Directors." The 15 (fifteen) candidates for directors are composed of 12 (twelve) male candidates and 3 (three) female candidates (accounting for 20% of the candidates).

No.	Candidate's Name		Gender	Number of Years in Office	Current Position and Responsibilities at the Company	Concurrent Posts at Listed Companies
1	Satoko Kuwabara	Reelected / Outside / Independent	Female	5	Member of the Board of Directors Nominating Member Compensation Member (Chairperson)	3
2	Mari Elka Pangestu	Reelected / Outside / Independent	Female	2	Member of the Board of Directors Risk Member	1
3	Hiroshi Shimizu	Reelected / Outside / Independent	Male	2	Member of the Board of Directors Risk Member (Chairperson)	2
4	David Sneider	Reelecte / Outside / Independent	Male	3	Member of the Board of Directors Audit Member Risk Member	1
5	Miyuki Suzuki	Reelected / Outside / Independent	Female	1	Member of the Board of Directors Nominating Member Compensation Member	2
6	Koichi Tsuji	Reelected / Outside / Independent	Male	5	Member of the Board of Directors Audit Member (Chairperson)	2
7	Teruhisa Ueda	Reelected / Outside / Independent	Male	1	Member of the Board of Directors Nominating Member Compensation Member	1
8	Kenichiro Yoshida	New / Outside / Independent	Male	–		1

Independence and Diversity of the Board of Directors


Non-executive directors
10/15
(66.6%)


Independent outside directors
8/15
(53.3%)


Female directors
3/15
(20.0%)


Foreign nationals
2/15
(13.3%)

No.	Candidate's Name		Gender	Number of Years in Office	Current Position and Responsibilities at the Company	Concurrent Posts at Listed Companies
9	Takayuki Yasuda	Reelected / Non-Executive	Male	1	Member of the Board of Directors Audit Member	0
10	Norio Kanie	New / Non-Executive	Male	–	Managing Executive Officer	0
11	Hironori Kamezawa	Reelected	Male	7	Member of the Board of Directors Chairman (Corporate Executive)	1
12	Junichi Hanzawa	Reelected	Male	5	Member of the Board of Directors President & Group CEO (Representative Corporate Executive) Nominating Member Compensation Member	0
13	Hiroshi Kubota	Reelected	Male	1	Member of the Board of Directors	0
14	Masakazu Osawa	New	Male	–	Managing Executive Officer	0
15	Hiroyuki Seki	New	Male	–	Managing Executive Officer	0

Outside	Candidate for Outside Director
Non-Executive	Candidate, being as a non-executive director, who does not concurrently serve as corporate executive, executive officer, employee or executive directors of the Company or its subsidiaries (excluding outside directors)
Independent	Candidate for independent director provided for by Tokyo Stock Exchange, Inc.

Nominating Member: Member of the Nominating and Governance Committee
Audit Member: Member of the Audit Committee
Compensation Member: Member of the Compensation Committee
Risk Member: Member of the Risk Committee

(Reference) Composition, etc. of the Board of Directors

Composition

The board of directors as a whole shall have an appropriately balanced composition that provides a deep understanding of the Group's business and a wealth of knowledge and expertise on finance, financial accounting, risk management and compliance and so forth in order to ensure its effectiveness, and shall meet the following requirements in particular.

Appropriate balance	The board of directors shall have a balanced composition consisting of internal directors who are familiar with the business of MUFG and independent outside directors who oversee management and directors from an independent and objective standpoint.
Ensure independence	The percentage of independent outside directors, in principle, shall be more than half.
Oversight of the Group's management	To ensure the effectiveness of oversight of MUFG Group's management by the board of directors, the Presidents of MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, and Mitsubishi UFJ Securities Holdings Co., Ltd. will, in principle, also serve as directors of the Company.

In addition, the board of directors as a whole has decided to appoint individuals who have experience in "global" fields in view of the MUFG's business development, as well as "IT/digital" and "sustainability" to lead the resolution of social issues such as the digital shift and climate change.

For the framework and the knowledge, expertise and experience of each Director after this proposal is approved, please refer to page 29.

Term of Office and Concurrent Posts of Directors

Term of office of directors	The term of office of directors shall be 1 (one) year. In discussions and decisions by the Nominating and Governance Committee on a candidate for reappointment, the number of years since such candidate assumed the office of a director of MUFG shall be considered.
Directors with concurrent posts	A director may concurrently serve as a director, corporate auditor, executive or corporate officer at a company other than MUFG Group company only to the extent such directors are able to have enough time required to appropriately fulfill the duties as directors of MUFG, such as understanding the business and other aspects of the MUFG Group, and the directors shall report periodically to the board of directors on such concurrent posts.

Policy for Election of Members of Directors

For election of directors, the Nominating and Governance Committee shall set forth director election standards focusing on the following and nominate persons who meet such standards as director candidates.

[Outline of Election Standards for Directors]

Qualities of those entrusted as managers	Directors shall have the qualities required to be able to appropriately fulfill their duty of loyalty and duty of care in the execution of their duties and to contribute to the sustainable growth and the increase of corporate value of MUFG over the medium- to long-term.
Qualities of independent outside director	Independent outside directors shall have a wealth of knowledge and experience in the fields of corporate management, finance, financial accounting and law and the qualities required for oversight of the execution of duties by management from an independent and objective standpoint, meeting the independence standards of the MUFG.
Ability of executive directors	Executive directors shall have extensive knowledge of MUFG Group's business and the ability to appropriately perform management of MUFG.

MUFG Independence Standards for Outside Directors

1. (1) The person does not serve as an executive director, Corporate executive, executive officer, manager or other employee (hereinafter "Executive") of the Company or its subsidiaries, and has not served as an Executive of the Company or its subsidiaries in the 10 years prior to his or her appointment.
   (2) If the person at some time during the 10 years prior to his or her appointment had served as a Director, accounting advisor or corporate auditor (excluding a person who served as an Executive) of the Company or its subsidiaries, he or she had not served as an Executive in the 10 years prior to his or her appointment as such Director, accounting advisor or corporate auditor.
2. (1) The person is not a person or an Executive thereof who deals with the Company or its major subsidiaries[*1] as a major business partner[*2] and has not been an Executive thereof in the last 3 years.
   (2) The person is not a major business partner or an Executive thereof of the Company or its major subsidiaries, and has not been an Executive thereof in the last 3 years.
3. If the person is a consultant, accounting expert or legal expert, he or she has not received more than an average of 10 million yen per year in monetary or other assets from the Company excluding executive compensation, in the last 3 years, and is not an employee or other member of an accounting and law firms which deals with the Company as a major business partner[*3].
4. The person is not a spouse or a relative within the second degree of kinship of a Director, corporate executive, executive officer of the Company or its subsidiaries or a person whose independence from the Company has not been deemed to be assured by reason of Requirements 2 and 3 above.
5. The person is not a current major shareholder[*4] of the Company or an Executive thereof.
6. The person is not an audit corporation or an employee or other member of such audit corporation of the Company or its subsidiaries, and has not engaged in the audit operations of the Company or its subsidiaries as such employee in the last 3 years.

*1 Major subsidiaries:	MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd.
*2 Major business partner:	Based on the criterion of 2% or more of annual consolidated net sales (annual consolidated gross profits in the case of the Company).
*3 Major business partner:	Based on the criterion of 2% or more of annual net sales.
*4 Major shareholder:	Shareholder holding 10% or more of total voting rights

Roles Outside Directors Are Expected to Fulfill

At MUFG, independent outside directors are expected to fulfill the following six roles.

1) Supervise executives' duties from an independent and objective standpoint	2) Exercise the oversight of conflicts of interest that may occur between MUFG and top management executives or MUFG and controlling shareholders
3) Provide advice and other assistance to top management executives based on their experience and expertise	4) Contribute to sustainable corporate development and medium- to long-term growth in MUFG's corporate value
5) Engage in timely and appropriate decision making in the course of deliberating investment and other management judgments via the careful examination of the reasoning behind the proposals and other information presented to them	6) Sufficiently discuss matters reported or proposed by top management executives by requesting supplementary explanation where necessary and by contributing their opinions

Please refer to pages 30 to 35 for Corporate Governance Highlights for fiscal year 2025 (1. Corporate Governance Structure, 2. Evaluation Framework of the Board of Directors' Operations, 3. Main Agenda Items for Fiscal Year 2025 in Each Committee, 4. Strategic shareholdings).



Number 1	Satoko Kuwabara	Date of Birth: November 1, 1964 (Age: 61)	Reelected

*The name of Ms. Satoko Kuwabara recorded in the family register is Satoko Ota.

*As of the date of assumption of office.

Number of Years in Office as Outside Director 5 years

Outside   Independent

Type and Number of Company's Shares Owned	Ordinary Shares 0		

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors	Meeting of the Board of Directors	9/9 (100%)
	Member of the Nominating and Governance Committee	Nominating and Governance Committee	14/14 (100%)
	Member of the Compensation Committee (Chairperson)	Compensation Committee	7/7 (100%)

Career summary

April 1990	Registered as an attorney at law, Member of the Daini Tokyo Bar Association Joined Mori Sogo
January 1998	Partner of Mori Hamada & Matsumoto
June 2016	Outside Director of Bandai Namco Holdings Inc. (incumbent)
March 2020	Outside Auditor of Unicafe Inc. (incumbent)
April 2020	Partner of Gaien Partners (incumbent)
June 2020	Outside Audit and Supervisory Board Member of Nippon Yusen Kabushiki Kaisha
June 2021	Member of the Board of Directors (Outside Director) of the Company (incumbent)
June 2023	Outside Director of Nippon Yusen Kabushiki Kaisha (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

Ms. Kuwabara has extensive experience as an attorney and professional insight on general legal affairs. She also has abundant experience in the area of sustainability, having served various positions including a member of the Advisory Committee for Natural Resources and Energy organized by the Ministry of Economy, Trade and Industry. The Company proposes her election as outside director since she is expected to contribute to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Ms. Kuwabara currently serves as Partner of Gaien Partners, with which the Company has no consulting agreements or other transaction.

Important status in other companies

Partner of Gaien Partners
Outside Director of Bandai Namco Holdings Inc.*
Outside Auditor of Unicafe Inc.
Outside Director of Nippon Yusen Kabushiki Kaisha

*Ms. Kuwabara is to retire from the post of Outside Director of Bandai Namco Holdings Inc. at the close of its annual general meeting of shareholders to be held in June 2026.



Number 2	Mari Elka Pangestu	Date of Birth: October 23, 1956 (Age: 69) *As of the date of assumption of office.	Reelected
			Number of Years in Office as Outside Director 2 years
			Outside / Independent

Type and Number of Company's Shares Owned: Ordinary Shares 0

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors	Meeting of the Board of Directors	7/9 (77%)
	Member of the Risk Committee		

Career summary	
August 1986	Joined Centre for Strategic and International Studies Indonesia
July 1987	Research Coordinator, Program For Financial Policy and Training of Ministry of Finance, the Republic of Indonesia
	Deputy Director of Inter University Center, Economics, University of Indonesia
November 1991	Program Coordinator for Trade Policy Forum, Pacific Economic Cooperation Council
January 1997	Executive Director of Centre for Strategic and International Studies Indonesia
October 2004	Minister of Trade of the Republic of Indonesia
October 2011	Minister of Tourism and Creative Economy of the Republic of Indonesia
March 2015	Professor of International Economics, University of Indonesia
March 2020	Managing Director of Development Policy and Partnerships, the World Bank
July 2023	Independent Non-executive Director of AIA Group Limited (incumbent)
June 2024	Member of the Board of Directors (Outside Director) of the Company (incumbent)
November 2024	Vice Chairperson of National Economic Council of the Republic of Indonesia (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

Having served in various important positions, including Minister of Trade and Minister of Tourism and Creative Economy of the Republic of Indonesia, and Managing Director of the World Bank (mainly in charge of Development Economics Vice Presidency), Ms. Pangestu has expertise in the areas of finance, economy, and public policy. She also has abundant experience in the area of sustainability by having addressed global social issues at international and government institutions leveraging her extensive work experience. The Company proposes her election as outside director since she is expected to contribute to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Important status in other companies
Vice Chairperson of National Economic Council of the Republic of Indonesia
Independent Non-executive Director of AIA Group Limited



Number 3	Hiroshi Shimizu	Date of Birth: January 30, 1961 (Age: 65)	Reelected
		*As of the date of assumption of office.	Number of Years in Office as Outside Director 2 years
			Outside / Independent

Type and Number of Company's Shares Owned	Ordinary Shares 0	
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors	Meeting of the Board of Directors 9/9 (100%)
	Member of the Risk Committee (Chairperson)	

Career summary		Reason for proposing as candidate for Outside Director and expected roles

Career summary

April 1983	Joined Nippon Life Insurance Company
March 2009	Executive Officer, General Manager, Corporate Planning Department of Nippon Life Insurance Company
March 2012	Managing Executive Officer, General Manager, Corporate Planning Department of Nippon Life Insurance Company
July 2013	Director and Managing Executive Officer of Nippon Life Insurance Company
March 2014	Director and Managing Executive Officer, General Manager, Head office 1st Corporate Marketing Dept., Head office 3rd Corporate Marketing Dept., Head Office East Japan Corporate Marketing Dept. of Nippon Life Insurance Company
July 2014	Managing Executive Officer of Nippon Life Insurance Company
March 2016	Senior Managing Executive Officer of Nippon Life Insurance Company
July 2016	Director and Senior Managing Executive Officer of Nippon Life Insurance Company
April 2018	President of Nippon Life Insurance Company
June 2021	Outside Director of FUJI KYUKO CO., LTD. (incumbent)
	Director of TOKYU CORPORATION (incumbent)
June 2024	Member of the Board of Directors (Outside Director) of the Company (incumbent)
April 2025	Chairman of Nippon Life Insurance Company (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

Having served in various important positions, including Director, Senior Managing Executive Officer (Supervises Investment Management Unit, Responsible for Finance & Investment Planning Dept.), and President of Nippon Life Insurance Company, and currently as its Chairman, Mr. Shimizu has advanced knowledge and wisdom as a corporate manager, and actively promotes sustainability management. He also has expertise in finance and abundant experience in the areas of risk management, internal control, and IT and digital technology, etc. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Shimizu currently serves as Chairman of Nippon Life Insurance Company, with which the Company had business accounting for less than 1% of Nippon Life Insurance Company's ordinary income and the Company's consolidated gross profit in fiscal year 2025. In addition, although Nippon Life Insurance Company holds the Company's ordinary shares, the holding ratio in fiscal year 2025 was less than 2% of the total shares outstanding of the Company. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Important status in other companies

Chairman of Nippon Life Insurance Company
Outside Director of FUJI KYUKO CO., LTD.
Director of TOKYU CORPORATION



Number 4	David Sneider	Date of Birth: July 25, 1957 (Age: 68)	Reelected

Number of Years in Office as Outside Director 3 years

Outside | Independent

*As of the date of assumption of office.

Type and Number of Company's Shares Owned
Ordinary Shares 0

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.		
Member of the Board of Directors	Meeting of the Board of Directors	9/9 (100%)
Member of the Audit Committee Member of the Risk Committee	Audit Committee	10/10 (100%)

Career summary	
December 1984	Associate of Paul, Weiss, Rifkind, Wharton & Garrison LLP
June 1985	Registered as an attorney at law, admitted in State of New York in the United States
July 1987	Director and Counsel of Legal Department, Salomon Brothers Inc.
February 1992	Associate of Simpson Thacher & Bartlett LLP
January 1994	Partner of Simpson Thacher & Bartlett LLP
June 2022	Outside Director of PHC Holdings Corporation (incumbent)
June 2023	Member of the Board of Directors (Outside Director) of the Company (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

Mr. Sneider has extensive experience as an attorney and professional insight on the fields of corporate legal affairs and successful mergers, acquisitions, divestiture and takeover transactions. The Company proposes his election as outside director since he is expected to contribute extensive global outlook to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Important status in other companies
Outside Director of PHC Holdings Corporation



	Number 5	Miyuki Suzuki	Date of Birth: August 3, 1960 (Age: 65)	Reelected

*As of the date of assumption of office.

		Number of Years in Office as Outside Director 1 year
	Outside	Independent

Type and Number of Company's Shares Owned — Ordinary Shares 100

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.		
Member of the Board of Directors	Meeting of the Board of Directors	8/8 (100%)
Member of the Nominating and Governance Committee	Nominating and Governance Committee	11/11 (100%)
Member of the Compensation Committee	Compensation Committee	5/5 (100%)

Career summary	
September 1982	Joined Reuters (London, the United Kingdom)
January 1997	Managing Director of Reuters Southeast Asia (Singapore)
April 1998	Managing Director of BROKAT ASIA PTE LTD (Singapore)
January 2001	CEO of CAZH SINGAPORE (Singapore)
March 2002	Executive Vice President and Head of Consumer Business of JAPAN TELECOM CO., LTD.
June 2004	Representative Director, President and CEO of LexisNexis for Asia Pacific
January 2007	Representative Director, President and CEO of KVH Co., Ltd.
March 2011	Representative Director and Vice Chairman of KVH Co., Ltd.
December 2011	Chief Executive Officer and Representative Director of Jetstar Japan Co., Ltd.
May 2015	President and General Manager of Cisco Systems G.K.
January 2018	President for Asia Pacific, Japan and Greater China of Cisco Systems
August 2022	Outside Director of Twilio Inc. (incumbent)
February 2025	Outside Director of SanDisk Corporation (incumbent)
June 2025	Member of the Board of Directors (Outside Director) of the Company (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

Having served in various important positions, including President and General Manager of Cisco Systems G.K., Ms. Suzuki has advanced knowledge and wisdom as a corporate manager of global companies and has actively promoted sustainability management. In addition, she is currently serving as Outside Director at companies such as SanDisk Corporation and has abundant experience mainly in the areas of IT and digital technology as well as sustainability. The Company proposes her election as outside director since she is expected to contribute to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Important status in other companies

Outside Director of Twilio Inc.
Outside Director of SanDisk Corporation



Number 6 **Koichi Tsuji**

Date of Birth: April 10, 1957 (Age: 69)

*As of the date of assumption of office.

Reelected

Number of Years in Office as Outside Director 5 years

Outside | Independent

Type and Number of Company's Shares Owned	Ordinary Shares 0		
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors	Meeting of the Board of Directors	9/9 (100%)
	Member of the Audit Committee (Chairperson)	Audit Committee	17/17 (100%)

Career summary

October 1984	Joined Peat, Marwick, Mitchell & Company
September 1988	Registered as Certified Public Accountant in Japan
February 1989	Resident Representative, Zurich, Switzerland
July 2004	Senior Partner of Ernst & Young Shin Nihon LLC
February 2016	Chairman & CEO of Ernst & Young ShinNihon LLC
July 2019	Chairman & CEO of EY Japan Godo Kaisha Member of the Board of Directors of EY Japan Co., Ltd.
June 2021	Member of the Board of Directors (Outside Director) of the Company (incumbent)
June 2023	Outside Statutory Auditor of TEIJIN LIMITED Outside Director of MARUICHI STEEL TUBE LTD. (incumbent)
June 2025	Outside Director of TEIJIN LIMITED (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

Mr. Tsuji has abundant experience as a Certified Public Accountant and professional insight in accounting and auditing. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Important status in other companies

Outside Director of TEIJIN LIMITED
Outside Director of MARUICHI STEEL TUBE LTD.



Number 7	Teruhisa Ueda	Date of Birth: May 14, 1957 (Age: 69)

*As of the date of assumption of office.

Reelected

Number of Years in Office as Outside Director 1 year

Outside	Independent

Type and Number of Company's Shares Owned — Ordinary Shares 0

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.		
Member of the Board of Directors	Meeting of the Board of Directors	8/8 (100%)
Member of the Nominating and Governance Committee	Nominating and Governance Committee	11/11 (100%)
Member of the Compensation Committee	Compensation Committee	5/5 (100%)

Career summary

April 1982	Joined SHIMADZU CORPORATION
June 2007	Corporate Officer, Deputy General Manager, Analytical and Measuring Instruments Division of SHIMADZU CORPORATION
June 2011	Director, Member of the Board, General Manager of Analytical and Measuring Instruments Division of SHIMADZU CORPORATION
June 2013	Director, Member of the Board, Managing Executive Officer of SHIMADZU CORPORATION
June 2014	Director, Member of the Board, Senior Managing Executive Officer of SHIMADZU CORPORATION
June 2015	President and Representative Director, CEO of SHIMADZU CORPORATION
April 2022	Chairman and Representative Director of SHIMADZU CORPORATION (incumbent)
June 2025	Member of the Board of Directors (Outside Director) of the Company (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

Having served in various important positions, including President and Representative Director and CEO of SHIMADZU CORPORATION, and currently as its Chairman and Representative Director, Mr. Ueda has advanced knowledge and wisdom as a corporate manager, and actively promotes sustainability management. He also has abundant experience in global operations, including leading joint projects by companies and research institutions around the world, and in the areas of IT and digital technology. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Ueda currently serves as Chairman and Representative Director of SHIMADZU CORPORATION, with which the Company had business accounting for less than 1% of SHIMADZU CORPORATION's consolidated net sales and the Company's consolidated gross profit in fiscal year 2025. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Important status in other companies

Chairman and Representative Director of SHIMADZU CORPORATION



| Number **8** | **Kenichiro Yoshida** | Date of Birth: October 20, 1959 (Age: 66) | **Newly Elected** |
| | | | Outside   Independent |

*As of the date of assumption of office.

Type and Number of Company's Shares Owned   Ordinary Shares 50,000

Message to MUFG Shareholders

I have been involved in the global management of the Sony Group's diverse businesses centered on entertainment and technology, while also working on the reorganization of the Group's architecture and the evolution of its business portfolio.

Drawing on the experience and knowledge I have cultivated to date, as a member of the Board of Directors—the body responsible for overseeing management—I will contribute to MUFG's sustainable enhancement of corporate value by deepening discussions from a multifaceted perspective on medium- to long-term strategies and the ideal form of group management.

Career summary	
April 1983	Joined Sony Corporation (current Sony Group Corporation)
June 1998	General Manager, President's Office of Sony Corporation
July 2000	Joined Sony Communication Network Corporation (current Sony Network Communications Inc.)
May 2001	Senior Vice President of Sony Communication Network Corporation
April 2005	President and Representative Director of Sony Communication Network Corporation
December 2013	Executive Vice President, Chief Strategy Officer and Deputy Chief Financial Officer, Corporate Executive Officer of Sony Corporation (current Sony Group Corporation)
April 2014	Executive Vice President and Chief Financial Officer, Representative Corporate Executive Officer of Sony Corporation
June 2014	Director of Sony Corporation
April 2015	Executive Deputy President and Chief Financial Officer, Representative Corporate Executive Officer of Sony Corporation
April 2018	President and Chief Executive Officer, Representative Corporate Executive Officer of Sony Corporation
June 2020	Chairman, President and Chief Executive Officer, Representative Corporate Executive Officer of Sony Corporation
April 2021	Director, Chairman, President and Chief Executive Officer, Representative Corporate Executive Officer of Sony Group Corporation
April 2023	Director, Chairman and Chief Executive Officer, Representative Corporate Executive Officer of Sony Group Corporation
April 2025	Director, Chairman and Representative Corporate Executive Officer of Sony Group Corporation
April 2026	Director, Chairman of Sony Group Corporation (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

Having served in various important positions, including Chairman, President and Chief Executive Officer, Representative Corporate Executive Officer of Sony Group Corporation, and currently as its Director and Chairman, Mr. Kenichiro Yoshida has advanced knowledge and wisdom as a corporate manager, insight into in promoting sustainability management, as well as expertise in finance and accounting, and abundant experience in the fields of entertainment and technologies. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

He currently serves as Director, Chairman of Sony Group Corporation, with which the Company had business accounting for less than 1% of Sony Group Corporation's consolidated net sales and the Company's consolidated gross profit in fiscal year 2025. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Important status in other companies

Director, Chairman of Sony Group Corporation*
*Mr. Yoshida is to retire from the post of Director of Sony Group Corporation at the close of its annual general meeting of shareholders to be held in June 2026.



Number 9	Takayuki Yasuda	Date of Birth: June 19, 1963 (Age: 63) *As of the date of assumption of office.	Reelected
			Number of Years in Office as Director 1 year
			Non-Executive

Type and Number of Company's Shares Owned	Ordinary Shares 130,200 Dilutive Shares* 28,719 *The number of corresponding vested points in the stock compensation system using a trust structure

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors	Meeting of the Board of Directors	8/8 (100%)
	Member of the Audit Committee	Audit Committee	10/10 (100%)

Career summary	Reason for proposing as candidate for Director
The Company February 2015 — Executive Officer April 2021 — Senior Managing Corporate Executive April 2024 — Managing Executive Officer June 2025 — Member of the Board of Directors (incumbent) **Subsidiaries, etc.** April 1987 — Joined the Mitsubishi Trust and Banking Corporation June 2013 — Executive Officer of Mitsubishi UFJ Trust and Banking Corporation (hereafter "the Trust Bank") June 2017 — Managing Executive Officer of the Trust Bank April 2021 — Director and Senior Managing Executive Officer of the Trust Bank April 2023 — Director, Deputy President, and Executive Officer of the Trust Bank	Since assuming the post of Executive Officer of the Trust Bank in 2013, Mr. Yasuda has served as General Manager of London Branch, General Manager of Overseas Asset Management Division, General Manager of Asset Management & Investor Services Planning Division, and Chief Executive of Asset Management & Investor Services Business Unit and General Manager of Asset Management Business Division of the Trust Bank, and General Manager of Group Strategy Division for EMEA and Group Head of Asset Management & Investor Services Business Group of the Company. At present, he is a Member of the Board of Directors and a Member of the Audit Committee (Full-Time) of the Company. He is thoroughly familiar with the Group's businesses and possesses abundant business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies
None



| Number 10 | Norio Kanie | Date of Birth: October 19, 1970 (Age: 55) | Newly Elected |
| | | | Non-Executive |

*As of the date of assumption of office.

| Type and Number of Company's Shares Owned | Ordinary Shares 35,300
Dilutive Shares* 27,812
*The number of corresponding vested points in the stock compensation system using a trust structure |

| Current Position, Responsibilities at the Company | Managing Executive Officer |

Career summary

The Company
| June 2021 | Executive Officer |
| April 2025 | Managing Executive Officer (incumbent) |

Subsidiaries, etc.
April 1994	Joined The Sanwa Bank, Limited
June 2021	Executive Officer of MUFG Bank, Ltd. (hereafter, "the Bank")
April 2023	Executive Officer of Mitsubishi UFJ Securities Holdings Co., Ltd.
April 2025	Managing Executive Officer of the Bank

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of MUFG Bank, Ltd. in 2021, Mr. Kanie has served as General Manager of Japanese Corporate & Investment Banking Business Planning Division and Deputy Chief Executive of Global Corporate & Investment Banking Business Unit of the Bank, and Officer in charge of Origination & Distribution Planning Division of Mitsubishi UFJ Securities Holdings Co., Ltd. He also served as Managing Director, Head of Japanese Corporate & Investment Banking Business Planning Division, Managing Director, Head of Global Corporate & Investment Banking Planning Division, and Deputy Group Head of Global Corporate & Investment Banking Business Group of the Company. At present, he is a Managing Executive Officer of the Company.

He is thoroughly familiar with the Group's businesses and possesses abundant business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies

None



| Number 11 | Hironori Kamezawa | Date of Birth: November 18, 1961 (Age: 64) | **Reelected** |
| | | *As of the date of assumption of office. | Number of Years in Office as Director 7 years |

Type and Number of Company's Shares Owned	Ordinary Shares 247,339 Dilutive Shares* 437,429 *The number of corresponding vested points in the stock compensation system using a trust structure

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors Chairman (Corporate Executive)	Meeting of the Board of Directors	9/9 (100%)

Career summary

The Company

June 2010	Executive Officer
May 2014	Managing Executive Officer
May 2017	Managing Corporate Executive
May 2018	Senior Managing Corporate Executive
April 2019	Deputy President (Representative Corporate Executive)
June 2019	Member of the Board of Directors, Deputy President (Representative Corporate Executive)
April 2020	Member of the Board of Directors, President & Group CEO (Representative Corporate Executive)
April 2026	Member of the Board of Directors, Chairman (Corporate Executive) (incumbent)

Subsidiaries, etc.

April 1986	Joined The Mitsubishi Bank, Limited
June 2010	Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter "the Bank")
May 2014	Managing Executive Officer of the Bank
June 2017	Member of the Board of Directors, Managing Executive Officer of the Bank
May 2018	Member of the Board of Directors, Senior Managing Executive Officer of the Bank
December 2018	Representative of the Board of Directors & CEO of Global Open Network, Inc.
April 2019	Member of the Board of Directors, Deputy President of the Bank
	Representative of the Board of Directors & CEO of Global Open Network Japan, Inc.
April 2020	Member of the Board of Directors of the Bank

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd. (currently the Bank) in 2010, Mr. Kamezawa has served as General Manager of Credit Policy & Planning Division, General Manager of Global Markets Planning Division, and Deputy Chief Executive of Regional Headquarters for the Americas, General Manager of New York Branch (concurrently seconded to MUFG Union Bank, N.A.), and Deputy President and CDTO. He also served as Managing Director, Head of Investment and Credit Policy & Planning Division, Deputy Managing Director for the Americas, and Deputy Chairman (Representative Corporate Executive), Group COO & Group CDTO, Member of the Board of Directors, President & Group CEO (Representative Corporate Executive), etc. of the Company. At present, he is a Member of the Board of Directors and Chairman (Corporate Executive) of the Company.

He is thoroughly familiar with the Group's businesses and possesses abundant business experience and extensive knowledge necessary to manage the Group in an appropriate manner. He is also committed to sustainability management, taking the initiative as a management executive of the Company. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies

Director of Morgan Stanley



Number **12**	Junichi Hanzawa	Date of Birth: January 19, 1965 (Age: 61)	Reelected
		*As of the date of assumption of office.	Number of Years in Office as Director 5 years

Type and Number of Company's Shares Owned	Ordinary Shares 236,500 Dilutive Shares* 245,092 *The number of corresponding vested points in the stock compensation system using a trust structure

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors President & Group CEO (Representative Corporate Executive) Member of the Nominating and Governance Committee Member of the Compensation Committee	Meeting of the Board of Directors	9/9 (100%)

Career summary

The Company

June 2014	Executive Officer
April 2019	Managing Corporate Executive
April 2021	Deputy Chairman (Representative Corporate Executive)
June 2021	Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive)
April 2022	Member of the Board of Directors
April 2026	Member of the Board of Directors, President & Group CEO (Representative Corporate Executive) (incumbent)

Subsidiaries, etc.

April 1988	Joined The Mitsubishi Bank, Limited
June 2014	Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter "the Bank")
May 2018	Managing Executive Officer of the Bank
June 2019	Member of the Board of Directors, Managing Executive Officer of the Bank
April 2021	President & CEO of the Bank
April 2026	Member of the Board of Directors of the Bank (incumbent)

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (currently the Bank) in 2014, Mr. Hanzawa has served as General Manager of Corporate Planning Division, Group Head of Nagoya Corporate Banking Group, CCO, and President & CEO of the Bank. He also served as General Manager of Corporate Planning Division, and Group CCO of the Company. At present, he is a Member of the Board of Directors, President & Group CEO (Representative Corporate Executive) of the Company, concurrently serving as a Member of the Board of Directors of the Bank.

He is thoroughly familiar with the Group's businesses and possesses abundant business experience and extensive knowledge necessary to manage the Group in an appropriate manner. He is also committed to sustainability management, taking the initiative as a management executive of the Company. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies

Member of the Board of Directors of MUFG Bank, Ltd.



Number **13**	Hiroshi Kubota	Date of Birth: May 17, 1969 (Age: 57)	**Reelected**
			Number of Years in Office as Director 1 year

*As of the date of assumption of office.

Type and Number of Company's Shares Owned	Ordinary Shares 53,364 Dilutive Shares* 131,840 *The number of corresponding vested points in the stock compensation system using a trust structure

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors	Meeting of the Board of Directors	8/8 (100%)

Career summary

The Company

April 2019	Executive Officer
April 2024	Managing Executive Officer
June 2025	Member of the Board of Directors (incumbent)

Subsidiaries, etc.

April 1992	Joined the Mitsubishi Trust and Banking Corporation
April 2018	Executive Officer of Mitsubishi UFJ Trust and Banking Corporation (hereafter "the Trust Bank") Executive Officer of MUFG Bank, Ltd. (hereafter "the Bank")
April 2022	Managing Executive Officer of the Trust Bank Managing Executive Officer of the Bank
April 2024	Director and Senior Managing Executive Officer of the Trust Bank
April 2025	President and CEO of the Trust Bank (incumbent)

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of the Trust Bank in 2018, Mr. Kubota has served as General Manager of Corporate Banking Division No. 1 and General Manager of Financial Planning Division of the Bank, and Group Head of Corporate Business Group of the Trust Bank. At present, he is President and CEO of the Trust Bank and a Member of the Board of Directors of the Company.

He is thoroughly familiar with the Group's businesses and possesses abundant business experience and extensive knowledge necessary to manage the Group in an appropriate manner. He is also committed to sustainability management, taking the initiative as a management executive of a major subsidiary of the Company. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies

President and CEO of Mitsubishi UFJ Trust and Banking Corporation



					Newly Elected

Number
14

Masakazu Osawa

Date of Birth: June 20, 1968 (Age: 58)

*As of the date of assumption of office.

Type and Number of Company's Shares Owned	Ordinary Shares 15,200 Dilutive Shares* 17,023 *The number of corresponding vested points in the stock compensation system using a trust structure

Current Position, Responsibilities at the Company	Managing Executive Officer

Career summary

The Company

June 2017	Executive Officer
April 2020	Managing Corporate Executive
April 2023	Managing Executive Officer
April 2025	Senior Managing Corporate Executive (Representative Corporate Executive)
April 2026	Managing Executive Officer (incumbent)

Subsidiaries, etc.

April 1991	Joined The Mitsubishi Bank, Limited
June 2017	Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd.
April 2020	Managing Executive Officer of MUFG Bank, Ltd. (hereafter, "the Bank")
June 2020	Member of the Board of Directors, Managing Executive Officer of the Bank
April 2023	Managing Executive Officer of the Bank
April 2025	Senior Managing Executive Officer of the Bank
June 2025	Member of the Board of Directors, Senior Managing Executive Officer of the Bank
April 2026	President & CEO of the Bank (incumbent)

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, Ltd.) in 2017, Mr. Osawa has served as General Manager of Corporate Planning Division, General Manager of Digital Planning Division, CDTO, Chief Executive of Digital Service Business Unit, Deputy COO-I, and Chief Executive of Japanese Corporate & Investment Banking Business Unit of the Bank. He also served as Group CDTO, Group Head of Digital Service Business Group, Group Deputy COO-I, and Group Head of Japanese Corporate & Investment Banking Business Group of the Company. At present, he is a Managing Executive Officer of the Company, concurrently serving President & CEO of the Bank.

He is thoroughly familiar with the Group's businesses and possesses abundant business experience and extensive knowledge necessary to manage the Group in an appropriate manner. He is also committed to sustainability management, taking the initiative as a management executive of a major subsidiary of the Company. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies

President & CEO of MUFG Bank, Ltd.



Number 15	Hiroyuki Seki	Date of Birth: March 10, 1968 (Age: 58)	

*As of the date of assumption of office.

Type and Number of Company's Shares Owned	Ordinary Shares 54,450 Dilutive Shares* 176,257 *The number of corresponding vested points in the stock compensation system using a trust structure
Current Position, Responsibilities at the Company	Managing Executive Officer

Career summary

The Company
June 2016	Executive Officer
April 2021	Managing Executive Officer
April 2022	Managing Corporate Executive
April 2024	Senior Managing Corporate Executive
April 2026	Managing Executive Officer (incumbent)

Subsidiaries, etc.
April 1990	Joined The Mitsubishi Bank, Limited
June 2016	Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd.
April 2021	Managing Executive Officer of MUFG Bank, Ltd. (hereafter, "the Bank")
June 2022	Member of the Board of Directors, Managing Executive Officer of the Bank
April 2024	Member of the Board of Directors, Senior Managing Executive Officer of the Bank
April 2025	Member of the Board of Directors, Deputy President of the Bank
April 2026	President & CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. (incumbent) President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (incumbent)

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, Ltd.) in 2016, Mr. Seki has served as General Manager of Global Markets Planning Division, General Manager of Treasury and Investment Division, General Manager of Human Resources Division, Deputy Chief Executive of Retail & Commercial Banking Business Unit, and Chief Executive of Global Markets Business Unit of the Bank. He also served as Managing Director, Head of Global Markets Planning Division, Managing Director, Head of Human Resources Division, Assistant Group Head of Retail & Commercial Banking Business Group (in charge of Business Promotion), and Group Head of Global Markets Business Group of the Company. At present, he is a Managing Executive Officer of the Company, concurrently serving as President & CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. and President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

He is thoroughly familiar with the Group's businesses and possesses abundant business experience and extensive knowledge necessary to manage the Group in an appropriate manner. He is also committed to sustainability management, taking the initiative as a management executive of a major subsidiary of the Company. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies

President & CEO of Mitsubishi UFJ Securities Holdings Co., Ltd.
President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

(Notes)

1. The Company has entered into limited liability agreements with directors who are non-executive directors. Ms. Satoko Kuwabara, Ms. Mari Elka Pangestu, Mr. Hiroshi Shimizu, Mr. David Sneider, Ms. Miyuki Suzuki, Mr. Koichi Tsuji, Mr. Teruhisa Ueda, and Mr. Takayuki Yasuda in accordance with the provision set forth in Article 427, Paragraph 1 of the Companies Act. The Company will also enter into limited liability agreements with Mr. Kenichiro Yoshida and Mr. Norio Kanie. The content of limited liability agreement is as follows.

   (Summary of the content of the Limited Liability Agreement)

   With respect to the liability set forth in Article 423, Paragraph 1 of the Companies Act, when an outside director acts in good faith and is not grossly negligent in conducting an outside director's duties, the outside director shall assume liability for damages limited by the greater of ¥10 million or the minimum liability amount prescribed in Article 425, Paragraph 1 of the Companies Act.

2. The Company has signed a directors' and officers' liability insurance policy with the directors and officers of the Company and MUFG Bank, Ltd. as insured parties, as stipulated in Article 430-3, Paragraph 1 of the Companies Act. This insurance policy covers legal damages and dispute costs borne by the insured parties, and the two aforementioned companies shall bear the cost of all insurance premiums. If each candidate becomes a director, they shall be insured under this insurance policy, which is scheduled for renewal with the same content in July 2026.

3. Although Ms. Satoko Kuwabara, Ms. Mari Elka Pangestu and Mr. David Sneider have not been directly involved in the management of a corporation, except as outside director or outside corporate auditor, the Company believes that they are well qualified to act as outside directors as stated in the "Reason for proposing as candidate for Outside Director and expected roles" for each candidate.

4. The Company designated Ms. Satoko Kuwabara, Ms. Mari Elka Pangestu, Mr. Hiroshi Shimizu, Mr. David Sneider, Ms. Miyuki Suzuki, Mr. Koichi Tsuji, Mr. Teruhisa Ueda as independent directors provided for by Tokyo Stock Exchange, Inc., and has notified the Tokyo Stock Exchange, Inc. to that effect. The Company also intends to designate Mr. Kenichiro Yoshida as an independent director and notify the Tokyo Stock Exchange, Inc. to that effect. In addition, they meet the Company's "Independence Standards for Outside Directors."

5. Mr. Junichi Hanzawa is the Representative Corporate Executive of the Company.

6. Mr. Hiroyuki Seki serves concurrently as President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. There is a business relationship, etc. with respect to financial instruments such as shares and bonds between the Company and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

7. There are no special interests between each of the other candidates and the Company.

8. Attendance at meeting of the board of directors, etc. for Ms. Miyuki Suzuki, Mr. Teruhisa Ueda, Mr. Takayuki Yasuda, and Mr. Hiroshi Kubota refers to the meetings held after they assumed the post of Member of the Board of Directors in June 2025.

9. Upon approval of this Item of Business, the structure of the Board of Directors, including the composition of individual committees, will be as shown on the following page.

The framework of the Board of Directors and the knowledge, expertise and experience of each Director, after this proposal is approved

[**Nominating**], [**Compensation**], [**Audit**], and [**Risk**] by a name indicates that the person is the Chairperson of the respective Committee.

	Name		Knowledge, expertise and experience						
			Corporate manage-ment	Finance	Finance & accounting	Legal affairs	Global	IT/digital	Sustain-ability
Outside Independent	Satoko Kuwabara	Nominating [**Compensation**]				●	●		●
Outside Independent	Mari Elka Pangestu	Risk		●			●		●
Outside Independent	Hiroshi Shimizu	Audit [**Risk**]	●	●				●	●
Outside Independent	David Sneider	Audit Risk				●	●		
Outside Independent	Miyuki Suzuki	Nominating Compensation	●				●	●	●
Outside Independent	Koichi Tsuji	[**Audit**]			●		●		
Outside Independent	Teruhisa Ueda	Nominating Compensation	●				●	●	●
Outside Independent	Kenichiro Yoshida	[**Nominating**] Compensation	●		●		●	●	●
Non-Executive	Takayuki Yasuda	Audit	Thoroughly familiar with the Group's businesses and possess the abilities necessary to manage the Group in an appropriate manner				●		
Non-Executive	Norio Kanie	Audit					●		
	Hironori Kamezawa						●	●	●
	Junichi Hanzawa	Nominating Compensation							●
	Hiroshi Kubota						●		●
	Masakazu Osawa						●	●	●
	Hiroyuki Seki						●		●

Outside: Outside Director
Non-Executive: A non-executive director, who does not concurrently serve as corporate executive, executive officer, employee or executive directors of the Company or its subsidiaries (excluding outside directors)
Independent: Independent director provided for by Tokyo Stock Exchange, Inc.
Nominating: Member of the Nominating and Governance Committee (which constitutes a Nominating Committee under the Companies Act)
Audit: Member of the Audit Committee
Compensation: Member of the Compensation Committee
Risk: Member of the Risk Committee

(Reference) Corporate Governance Highlight

1. Corporate Governance Structure (As of March 31, 2026)


General Meeting of Shareholders
Independent Auditors
Mitsubishi UFJ Financial Group
Oversight
Board of Directors
Non-Executive Directors (11)
Executive Directors (5)
Committees under the Companies Act
Nominating and Governance Committee
Compensation Committee
Audit Committee
Reporting Assessment
Internal Directors
Outside Directors
Internal, Non-Executive
Chairperson
Risk Committee
U.S. Risk Committee*
* Established based on the Prudential Regulations
Execution
Executive Committee
Global Advisory Board
President & Group CEO
Committees, etc.
Accounting audit
Officers in Charge Business Groups
Officers in Charge Corporate Staff Units
Officers in Charge Corporate Risk Management Units
Audit
Officers in Charge Internal Audit Division
Reporting Instruction
MUFG Bank, Ltd.
Mitsubishi UFJ Trust and Banking Corporation
Mitsubishi UFJ Securities Holdings Co., Ltd.
and others
General Meeting of Shareholders
Board of Directors
Audit & Supervisory Committee
Cooperation
* Independent Auditors separately appointed for the Bank, the Trust Bank, and Securities

Characteristics of the Company's Corporate Governance Structure

- Oversight function of the Board of Directors is strengthened with the "company with three committees" structure to secure functional separation between management supervision and business execution
- The majority of the Board of Directors consists of Outside Directors to ensure that decisions are made from an outside perspective.
- All the committees under the Board of Directors are chaired by Outside Directors

2. Evaluation of the Effectiveness of the Board of Directors

Every year since 2013, the Company has retained external consultants to evaluate the effectiveness of the Board of Directors (“the Board”). The consultants conduct questionnaire surveys and interviews with all of the directors regarding the purpose, composition/expertise, agendas/discussions, and the promotion of reform of the Board, as well as self-assessment of each director. The results of these questionnaire surveys and interviews are reported to and discussed by the Nominating and Governance Committee and the Board.

The fiscal year 2025 evaluation confirmed that a high level of effectiveness of the Board has continued to be ensured as a result of continuous improvement efforts to address issues related to the Board’s operations and frameworks identified in the previous year’s evaluation.

Specifically, in addition to deliberating on material agenda items such as the key strategies under the Medium-term Business Plan, the Board held multiple discussions on growth strategies, including inorganic initiatives, thereby conducting effective deliberations toward achieving medium- to long-term ROE targets. Furthermore, by continuing to make effective use of Executive Sessions limited to the Chairman, CEO and Outside Directors, as well as pre-briefing sessions, the quality of discussions at the Board meetings was further enhanced. In addition to holding the Board meetings overseas and conducting on-site visits there, we also supported deeper understanding and more effective discussions among Members of the Board by organizing study sessions inviting external experts on topics such as AI, climate change, and governance.

MUFG has identified these efforts as being firmly connected to improving effectiveness, and based on the determination that the existing framework will function as intended in the fiscal year 2026, MUFG will continue to work on improvements to further enhance functions of the Board.

Initiatives to enhance effectiveness of the Board of Directors



	Fiscal 2024 evaluation	Fiscal 2025 initiatives	Fiscal 2025 evaluation
Progress	Efficiency of the Board of Directors’ operations has improved and the effectiveness continued to be ensured		
Issues to be addressed	Continuous improvement for further enhancement of the Board functions (operations including setting of agenda items, systems, etc.)	• Deliberated on material agenda items such as the key strategies under the Medium-term Business Plan and held multiple discussions on growth strategies, including inorganic initiatives • Continued holding executive sessions for opinion exchange limited to the Chairman of the Board, CEO and Outside Directors • Held the Board of Directors meetings overseas and conducted on-site visits there mainly aimed at deepening Directors’ understanding of overseas operations • Continued improvements in Board operations through the enhancement of materials and effective use of pre-briefing sessions	**Progress** • Confirmed that the Board continued to sufficiently function effectively for fiscal 2025 as a result of years of commitment to improve effectiveness • As a result of efforts to address issues identified in the previous year, the quality of discussions improved, and monitoring of material agenda items, including inorganic investments, functioned effectively • Through initiatives such as holding the Board of Directors meetings overseas, Directors’ understanding of overseas operations was further deepened, leading to more active discussions that contributed to enhancing the effectiveness of the Board **Issues to be addressed** Continuous improvement for further enhancement of the Board functions (operations including setting of agenda items, systems, etc.)

Major Board agendas in FY2025 (meetings held: 9, entire attendance ratio: 98.6%, attendance ratio of outside directors: 97.5%)

Key strategies under the Medium-term Business Plan
- Progress in the Medium-term Business Plan, Formulation of FY2026 Plan
- Growth strategies aimed at achieving medium- to long-term ROE targets
- Initiatives to address sustainability priority issues
- Progress in corporate culture reforms
- AI and digital transformation strategies
- Asia businesses
- Mass retail strategy and asset management business
- Partnership with Morgan Stanley, etc.

Financial
- Performance targets and capital strategy
- Management conscious of capital costs and stock prices

Governance
- Reports from CRO, CCO and other C-suite executives
- Reports from the Nominating and Governance Committee, the Compensation Committee, the Audit Committee, and the Risk Committee
- Status of actions taken in response to administrative measures
- Status of compliance-related initiatives, including the Code of Conduct
- Measures to reduce strategic shareholdings
- Evaluation of the Effectiveness of the Board of Directors

31

3. Main Agenda Items for Fiscal Year 2025 in Each Committee

Nominating and Governance Committee (Meetings held: 14 times)
- Proposals to be submitted to the General Meeting of Shareholders with regard to the nomination of Director candidates
- Matters related to candidates for major management positions in the holding company and major subsidiaries
- Corporate governance policies and frameworks
- Annual evaluation of the Board of Directors and Committees under the Board of Directors, etc.

Composition of the Committee
Chairperson
Hirofumi Nomoto Outside
4 out of 5 members are Outside Directors

Compensation Committee (Meetings held: 7 times)
- Compensation systems for officers at the holding company and major subsidiaries
- Verification and review of policies for the determination of compensation
- Compensation market (including links to ESG metrics) status
- Evaluation of bonuses for the President and CEO, etc. for fiscal year 2024 and setting of targets for fiscal year 2025
- Individual compensation for Directors and Corporate Executives

Composition of the Committee
Chairperson
Satoko Kuwabara Outside
4 out of 5 members are Outside Directors

Audit Committee (Meetings held: 17 times)

■ Conducting an audit on the execution by the members of the Board and the corporate executive officers of their respective duties and responsibilities, pursuant to the provisions of the Companies Act of Japan (Companies Act audit)

■ Oversight of the operations of the Group by overseeing (1) financial reporting, (2) risk management and internal controls, (3) compliance, (4) internal audits, and (5) external audits

■ Regular meetings with the President & Group CEO and the Presidents & CEOs of the Company's major subsidiaries concerning key issues related to Group management

■ Regular meetings with the members of audit and supervisory committees and the like of the Company's major subsidiaries

■ Performing audit of overseas operational bases and conducting interviews with the relevant local supervisory authorities

Composition of the Committee
Chairperson
Koichi Tsuji   Outside
3 out of 5 members are Outside Directors

Risk Committee (Meetings held: 4 times)

■ Responses to U.S. tariff policies

■ Responses to climate change

■ Responses to cyber security

■ Response to large-scale system failures

■ Strengthening third-party risk management

Composition of the Committee
Chairperson
Hiroshi Shimizu   Outside
3 out of 4 members are Outside Directors

4. Strategic shareholdings

■ Strategic shareholdings policy

MUFG and its group banks[*1] have adopted a basic policy, taking into account shareholding risk, capital efficiency and international financial regulations, shall reduce the amount of shares held for the purpose of strategic investment[*2], following sufficient consultation with the relevant corporate business clients.

*1 The “group banks” refer to MUFG Bank, Ltd. and Mitsubishi UFJ Trust and Banking Corporation, which are the Company’s subsidiaries.

*2 “Shares held for the purpose of strategic investment” refers to shares held for the purpose of increasing the medium- to long-term economic profits of MUFG, the Bank and the Trust Bank through maintaining and expanding comprehensive business relations with our corporate business clients.

■ Efforts to reduce Strategic shareholdings[*1]

In fiscal year 2025, we divested strategic shareholdings worth approximately ¥166.0 billion (simple sum of the Bank and the Trust Bank on an acquisition-cost basis). In addition, the ratio of the balance of strategic shareholdings to consolidated net assets on a market value basis declined to 18.0%, falling below 20%. Going forward, over the three-year period from fiscal year 2024 to fiscal year 2026, we will continue our efforts to divest strategic shareholdings worth ¥700.0 billion and maintain the ratio at less than 20%.



Target
Divest ¥700.0 billion in three years
Shareholding balance (Acquisition cost basis)*2
Shareholding balance (Market value basis)*3 /Consolidated net assets
¥1.86 trillion
¥1.34 trillion
¥1.08 trillion
¥0.92 trillion
32.9%
28.3%
20.1%
18.0%
Less than 20%*4
End of March 2021
End of March 2024
End of March 2025
End of March 2026
End of March 2027

(Reference) Number of issues held and amounts recorded on the balance sheets (Disclosed in “Status of Shareholdings” in the Securities Report)[*5]

Equity securities held for purposes other than pure investment		End of March 2023	End of March 2024	End of March 2025	End of March 2026[*6]
Number of issues (Issues)	Listed	1,110	999	899	773
	Unlisted	1,057	1,038	1,008	967
Total amounts recorded on balance sheets (Millions of yen)	Listed	3,894,700	4,902,685	3,459,446	3,771,758
	Unlisted	190,450	266,241	313,825	339,546
Deemed equity holdings (Millions of yen)	Listed	573,492	763,777	821,241	529,200

*1 Total amount of sale
*2 Acquisition price of domestic equity securities in the category of “other securities” with market value (consolidated)
*3 The total balance of domestic equity securities (consolidated) in available-for-sale securities and deemed equity holdings stated in the annual securities report
*4 The figures after the end of March 2026 are illustrative.
*5 Stocks held by MUFG Bank, Ltd.
*6 The ratio of the balances of the “Total amounts recorded on balance sheets” and “Deemed equity holdings” stated in the annual securities report to consolidated net assets as of the end of March 2026 is 19.5%

■ Examination of significance and economic rationale of shareholdings

Shares held for the purpose of strategic investment will be examined for their significance and economic rationale from the perspectives of our corporate business clients' growth and earnings and the strengthening of business relations. If there is no significance or economic rationale, we shall proceed with divesting those shareholdings, after securing an understanding of the relevant corporate business clients. Even if the significance and economic rationale are acknowledged, we shall proceed with negotiation for sale of those shareholdings, based on our basic policy of reducing strategic shareholdings and taking into account, among other things, the market environment and our business and financial strategy. Economic rationale is examined based on overall business RORA* target value, which is set based on MUFG's capital costs.


Confirmation of Status of Acquisition of Agreement for Divestment
Hasn't reached agreement for selling all shares
Has reached agreement for selling all shares
Examination of Significance of Holding
Significant
Insignificant
Examination of Economic Rationale
Sufficient
Insufficient
Negotiate for Sale
(In principle) Sell

* Overall business RORA (Return on Risk-Weighted Assets) is calculated by dividing Profit (Income from banking transactions and trust banking transactions with a concerned business partner group as well as stock dividends from the said group – Expected loss – Expenses etc.) by risk assets (total value of credits and shares) which are based on the internal rating based approach in comply with the capital adequacy requirements. In addition, risk asset shares are calculated based on market values.

■ Standards with respect to the exercise of voting rights

We will make comprehensive decisions on every proposal for the agenda of a shareholders meeting after confirming the following two points.

(i) Will it increase the medium- to long-term corporate value and lead to continuous growth including ESG elements of the relevant corporate business client?

(ii) Will it increase the medium- to long-term economic profits of MUFG and its group banks?

Significant agenda* will be determined through communication with the relevant corporate business client, etc. as necessary. The status of the exercise of voting rights of the most important strategic shareholdings will be reported to MUFG's Board of Directors.

* Agenda on disposal of surplus, election of directors or corporate auditors, election of outside directors or outside corporate auditors, retirement benefits for corporate auditors, organizational restructure takeover defense, etc.

Reference Status of Response related to the Safe Deposit Boxes and Bank-Securities Collaboration

In order to prevent recurrence, we have been responding to the incidents by establishing respective improvement measures. Through continued initiatives, including enhanced cash inspections and reinforced compliance awareness among officers and employees through training and other measures, we are making group-wide concerted efforts to ensure customer-oriented business operations.

1. Status of Implementation of Measures to Prevent Recurrence of the Theft of Customers' Assets from Safe Deposit Boxes

1 Review safe deposit box procedures/rules and strengthen management	・ Centralized management of all safe deposit box spare keys, and conduct ongoing inspections and guidance ・ Install additional CCTV in the safe deposit box area, and use digital technology for analysis, etc.
2 Strengthen checks and monitoring at branches	・ Build check and monitoring system to have branch operation managers review operation service departments ・ Mutual checks within branches, a framework for activity monitoring, and monitoring of implementation status
3 Enhance checks and monitoring by headquarters, etc.	・ Add/review inspection items/procedures to strengthen management by headquarters, etc. ・ Monthly monitoring of implementation status
4 Review HR management	・ Revise various HR operation rules to enhance early detection of irregularities ・ Stricter confirmation at the time of promotion to branch management positions, including Operation Service Department heads
5 Reemphasize thorough compliance with laws, regulations, etc.	・ Reemphasized employee compliance awareness with top management messages and various training ・ Collected and addressed "awareness" from employees on-site to strengthen fraud prevention

2. Status of Implementation of Measures to Prevent Recurrence related to the Bank-Securities Collaboration

1 Revise/emphasize procedures/rules based on specific examples	・ Review operational practice, including those related to obtaining consent agreements, etc. ・ Establish guidelines (the scope of internal sharing of corporate information/compliance)
2 Enhance training more in line with practice	・ Trainings customized by layers and topics, penetration and retention through verification tests ・ Enhance supports such as establishment of internal consultation desk, and follow-up for newly assigned personnel
3 Review performance evaluations and reemphasize the objective of group profitability management	・ Revise performance evaluations and rules to evaluate organizations ・ Clarify/notify/emphasize interpretation of group profitability management
4 Enhance monitoring framework at sales/risk management divisions	・ Expand monitoring scope of products ・ Establish bank-securities integrated monitoring framework, and expand the target of AI utilized monitoring
5 Enhance management framework	・ Interviews by top management, trainings for executives and townhall meetings
6 Improvement measures as the holding company	・ The Group Crisis Control Headquarters meetings (held 31 times)* ・ Plan and continuously monitor group-based improvement measures

*Cumulative number of meetings held since the establishment (as of March 31, 2026).

The Board of Directors and the Audit Committee have been involved from the stage of formulating recurrence prevention measures and have overseen the effective implementation and embedding of such measures through these initiatives.

MUFG's Sustainability Initiatives

With the conviction that environmental and social sustainability are essential to achieving sustainable growth for MUFG, we will engage in value creation employing an integrated approach in which the execution of management strategies goes in tandem with the pursuit of solutions for environmental and social issues.

Driving Social & Environmental Progress and Medium-term Business Plan

- One of the three pillars of the Medium-term Business Plan which started in FY2024 is "Driving Social & Environmental Progress." In order to realize a sustainable environment and society, MUFG established priority issues in our sustainability management.



MUFG Way

Purpose	"Committed to empowering a brighter future."
Values	Integrity and Responsibility, Professionalism and Teamwork, Challenge and Agility
Vision	Be the world's most trusted financial group

Medium-term Business Plan

Fundamental Direction

– Three years to pursue and produce growth –

To serve our commitment to empowering a brighter future, we aim to fulfill our unique potential to "bridge" the divided world, producing economic and social value.

Three Pillars of the Medium-term Business Plan

- Expand & Refine Growth Strategies
- Drive Social & Environmental Progress
- Accelerate Transformation & Innovation

Priority Issues

MUFG has set priority issues under the sustainability management to achieve a sustainable environment and society.

Sustainable Society	Achievement of carbon neutral society
	Natural capital and biodiversity restoration
	Promotion of circular economy
Vibrant Society	Industry development and innovation support
	Response to aging population & low birthrate
	Increasing access to financial services
	Management focusing on human capital
Resilient Society	Respect for human rights
	Ensuring secure and safe services
	Demonstration of robust corporate governance

Sustainable Finance

- With a cumulative target of ¥100 trillion by FY2030, FY2025 estimated result is ¥56.5 trillion, at approx. 56% of the target.

FY2019-FY2025
cumulative amount
¥56.5 trillion
¥100 trillion
FY2030
target

Click!

- July 2025: Established a Sustainable Finance Framework in collaboration with JICA*
- Facilitates sustainable finance aligned with international principles for loans co-financed by the Bank and/or partner banks with JICA
- Utilizes the framework to promote the origination of sustainable finance deals in Southeast Asia and other developing countries to contribute to the resolution of environmental and social issues

*Japan International Cooperation Agency

Sustainability: Achievement of Carbon Neutral Society

■ MUFG has been pursuing various initiatives based on three unwavering commitments. As one of the largest financial institutions that have been supporting the global energy sector, MUFG has been supporting and leading the energy transition as a top runner for project finance for renewable energy. To achieve carbon neutrality by 2050, MUFG will continue supporting the transition through engagement with clients and make efforts to achieve a sustainable society by decarbonizing the real economy and fostering a virtuous cycle between the environment and the economy. Please see the <u>MUFG Transition Progress 2026</u> (May 2026) for progress of our initiatives.

MUFG's three unwavering climate change commitments

1 Helping achieve the 1.5°C target of the Paris Agreement by achieving carbon neutrality by 2050

2 Supporting a smooth transition to a decarbonized society through our financial services

3 Proactively contributing to creating a sustainable society by fostering a virtuous cycle between the environment and the economy



Main strategies

1 **Reducing Own Emissions**

2 **Engagement and Finance Activities**

3 **Managing the Financed Portfolio**

4 **Risk Management and Governance**

Vibrant Society: Response to Aging Population & Low Birthrate



■ MUFG is strengthening its group-wide initiatives in financial and economic education for encouraging people to design their own lives and ways of living by making clever decisions grounded on correct information. In FY2025, we held the "MUFG Financial and Economic Seminar" for rugby players affiliated with JAPAN RUGBY LEAGUE ONE, with the aim of supporting them in leading stable lives after retirement. In addition, for elementary, junior high, and high school students, we hosted "MUFG Stadium Tour (Special Edition)" events that combine stadium tours with financial and economic education.

"MUFG Stadium Tour (Special Edition)" Event

Addressing Social Issues: Introduction of Initiatives



■ MUFG aims to contribute to the resolution of social issues through its financial services and, as a result, enhance its corporate value by pursuing both social and economic value as two key pillars.
"MUFG Driving Social & Environmental Progress-for our Brighter Future-" introduces examples of initiatives driven by our employees.

Click!
(in Japanese)

MUFG makes various disclosures about sustainability on its website. Please see our website for other measures regarding social issues and priority issues, alongside corporate social responsibility activities.
⇒ https://www.mufg.jp/english/csr/

MUFG Sustainability

Concept for Human Capital Management



■ MUFG positions human capital as one of its most important types of capital, and creates an environment in which the enhancement of human capital enables employees to further achieve personal growth and take on challenges while empowering themselves.

Four Key Initiatives

Employee enablement and progression

Number of mid-career hires and other individuals hired by business area
Strengthen recruitment of specialists in each business area



Improving Employee Engagement

Engagement score
Improve employee engagement score to achieve sustainable growth



Diverse, Equitable & Inclusive workforce

Ratio of women in management
Accelerate initiatives to improve the ratio of women in management

Ratio of employees with disabilities[1]
Become a company that enables everyone to work with peace of mind



Embedding a culture of healthy working

Absenteeism[3]
Practice health management to maximize performance of each employee



* The figures above are aggregates of the Bank, the Trust Bank, and Securities (in Japan) except for the engagement score and the ratio of employees with disabilities. The engagement score is for the whole MUFG (including overseas), while the ratio of employees with disabilities is an aggregate of the Bank, the Trust Bank, Securities, Asset Management, NICOS, and ACOM (in Japan)

*1 Figures as of June 1 of each fiscal year
*2 Statutory targets are figures applicable from July 2026 onward
*3 Absence or leave of absence due to mental and physical illness
*4 Target exceeded due to factors such as increased absence or leave days in MUFG Bank

Business Report for the Twenty-first Fiscal Year (April 1, 2025 to March 31, 2026)

1. Matters Concerning the Current State of the Company

(1) Business Operations and Results of the Group

a. Major Business Matters

The group/MUFG (the "Group") is a corporate group that is comprised of the Company, 210 subsidiaries, 136 subsidiary entities, etc., and 55 affiliated corporate entities, etc. The Group conducts business in areas that include mainly commercial banking, trust banking and securities, and also credit cards and consumer finance, leasing, and asset management, and other areas, with the aim of becoming the world's most trusted financial group.

b. Financial and Economic Environment

The global economy during FY2025 remained highly uncertain throughout the year, as the unpredictable policy management of the Trump administration in the US continued to affect countries around the world in various ways, including through tariff policies, while geopolitical risks—such as the situation in Russia and Ukraine and developments in the Middle East surrounding Iran—remained prominent. Meanwhile, economic activity driving changes in global economic and social structures, as symbolized by AI-related investment, accelerated. In addition, governments and central banks in various countries took measures to stabilize economic activity and prices, a sharp economic slowdown was avoided, and the global economy as a whole remained resilient. In Japan, despite facing various headwinds, wage growth continued on the back of robust business results and labour shortages. Moreover, as the government demonstrated its stance of promoting increased investment toward the realization of a "strong economy," capital investment continued to grow, and the economy maintained a moderate recovery trend.


Mitsubishi UFJ Financial Group, Inc. (MUFG)
Strategic Alliance
Morgan Stanley*1
MUFG Bank, Ltd.
Mitsubishi UFJ Trust and Banking Corporation
Mitsubishi UFJ Securities Holdings Co., Ltd.
Mitsubishi UFJ Asset Management Co., Ltd.
Mitsubishi UFJ NICOS Co., Ltd.
Bank of Ayudhya Public Company Limited
PT Bank Danamon Indonesia, Tbk.
First Sentier Group
MUFG Investor Services Holdings Limited
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
Morgan Stanley MUFG Securities Co., Ltd.*1
ACOM CO., LTD.

*1 Morgan Stanley MUFG Securities Co., Ltd. and Morgan Stanley are equity-method accounted affiliates.

*2 This diagram summarizes the relationship between the Company and major Group companies.

Turning to the financial situation, equity prices declined at the beginning of the fiscal year due to a rise in uncertainty triggered by US tariff policies, but subsequently moved generally on a firm trend with fluctuations. However, they weakened toward the end of the fiscal year, reflecting increased tensions in the Middle East and other factors. In the US and Europe, long-term interest rates remained at elevated levels overall, despite central banks

continuing intermittent interest rates cut as in the previous year, on expectations that governments would introduce expansive fiscal policies. In Japan, short-term interest rates rose on the back of rate hikes by the Bank of Japan in December 2025. Long-term interest rates followed an upward trajectory as the Bank of Japan carried out gradual rate hikes and reduced its government bond purchases in stages. The yen generally weakened despite the narrowing interest rate differential between Japan and the US, partly due to expectations of Japan's expansionary fiscal policy. Toward the end of FY2025, the yen further depreciated to around USD/JPY 160 level, driven also by dollar-buying flows amid heightened tensions in the Middle East.

c.   Business Operations and Results of the MUFG Group (Results of Fiscal Year 2025)
Under such environments, with respect to the consolidated results of the MUFG Group in fiscal year 2025, ordinary profits were ¥3,410.1 billion and profits attributable to owners of parent were ¥2,427.2 billion.
Consolidated gross profits were ¥5,944.4 billion, marking an increase of ¥1,125.1 billion from the previous fiscal year. Net interest income was ¥3,006.2 billion, an increase of ¥129.6 billion from the previous fiscal year, mainly due to the increase in net interest income from loans and deposits, the realization of income improvement effects from the rebalancing of the bond portfolio in the previous year, and contribution of overseas acquisitions to income. Trust fees and net fees and commissions income were ¥2,389.9 billion, an increase of ¥299.7 billion from the previous fiscal year, mainly due to increases in income from various fees and commissions in Japan and overseas. Net trading profits (losses) and net other operating profits (losses) were ¥548.2 billion, an increase of ¥695.7 billion from the previous fiscal year, due to the decrease in net losses on debt securities associated with the rebalancing of the bond portfolio implemented in the previous year. G&A expenses were ¥3,567.2 billion, an increase of ¥339.1 billion from the previous fiscal year, due to the impact of the overseas acquisitions, as well as strategic resource investment for growth, impact of inflation, etc. As a result of the above, net operating profits totaled ¥2,377.2 billion, marking an increase of ¥786.0 billion from the previous fiscal year. Total credit costs were ¥355.8 billion, marking an increase of ¥247.1 billion from the previous fiscal year, mainly due to the absence of the reversal of large credit costs overseas recorded in the previous year. Net gains (losses) on equity securities resulted in gains of ¥486.0 billion, a decrease of ¥106.5 billion from the previous fiscal year,   due to the absence of the large amount of gains on sale recorded in the previous year, despite the progress in the sale of equity holdings. Equity in earnings of equity method investees increased mainly due to the strong performance of Morgan Stanley, an equity-method affiliate, and resulted in gains of ¥845.5 billion, an increase of ¥248.5 billion from the previous fiscal year. Other non-recurring gains (losses) resulted in gains of ¥57.2 billion, an increase of ¥59.7 billion from the previous year. As for net extraordinary gains (losses), losses of ¥88.0 billion were recorded; however, this represented an improvement of ¥30.8 billion from the previous fiscal year.
As a result of the above, profits attributable to owners of parent were ¥2,427.2 billion, an increase of ¥564.2 billion from the previous fiscal year—which had recorded a record high—and achieving substantial profit growth of more than 30% year on year.

Under the regulatory standard (Basel III), Consolidated Common Equity Tier 1 capital ratio, Consolidated Tier 1 capital ratio, and Consolidated total capital ratio were 12.47%, 14.95%, and 16.85%, respectively. All of these met the required level as of March 31, 2026. The liquidity coverage ratio[1] was 146.5%, also meeting the required level.
In addition, non-performing loan ratio that shows the soundness of loan assets, remained at a low level of 0.96%.
Annual dividends per common stock for fiscal year 2025 are expected to be ¥86[2], ¥22 higher from the previous fiscal year.

[1] The index showing adequate ownership of assets (numerator) realizable in a short period sufficient to cover the funds (denominator) expected to flow out in thirty days under stressful circumstances.
[2] Assuming that the year-end dividend for fiscal year 2025 is approved at the Annual General Meeting of Shareholders to be held on June 26, 2026.

For detailed financial results, please refer to our company website.

https://www.mufg.jp/english/ir/index.html



(Operations and Results by Business Group)
In order to demonstrate the strengths of its comprehensive financial group, the MUFG Group has introduced the business group system in which our group companies coordinate closely to formulate group-wide strategies and promote businesses. Each business group designs strategies that integrate the strengths of group subsidiaries and implements measures in order to meet a broad range of customer needs.

The operations and results by business group for fiscal year 2025 are as follows.

Net Operating Profits by Business Group[1]	FY2025 (Billions of yen)
Retail & Digital	285.9
Commercial Banking & Wealth Management	408.0
Japanese Corporate & Investment Banking	707.0
Global Commercial Banking	387.6
Asset Management & Investor Services	152.5
Global Corporate & Investment Banking	580.3
Global Markets	(35.5)
Total[2]	2,365.4

＊1 On a managerial accounting basis
＊2 Includes figures for Headquarters/Others, in addition to total net operating profits of the seven business groups

Retail & Digital

Overview of the Business Group

Responsible for individual customers (excluding wealth management), expanding touchpoints by optimally mixing the real, remote and digital channels to provide services that align with customer needs throughout their life, for every life stage.

Overview of Results in FY2025

Following the launch of the new service brand "Emut," the customer base, including accounts and cards, steadily expanded. Although expenses increased due to investments in infrastructure development for future growth, income increased, driven by the rise in JPY interest rates and expansion in the consumer finance business. As a result, net operating profits remained largely unchanged at ¥285.9 billion.



Commercial Banking & Wealth Management

Overview of the Business Group

Provide a broad range of financial services to meet the diverse needs of corporate and wealth management clients in Japan, including lending, payment and settlement services, M&A advisory, inheritance-related services, real estate, and asset management. Also offer solutions for business and asset succession through Group-wide collaboration.

Overview of Results in FY2025

Net operating profits increased by ¥110.0 billion, driven by higher net interest income due to rising yen interest rates, growth in asset management-related revenue supported by favorable equity market conditions, and an increase in solution-related revenues, including event finance opportunities arising from clients' capital strategy needs.



Japanese Corporate & Investment Banking

Overview of the Business Group
Offer services such as lending, settlement, and forex, as well as comprehensive solutions with full advantage of each Group company's expertise in respective fields such as businesses related to M&A and real estate, to major Japanese corporations, contributing to enhancing customers' corporate value through these services.
Overview of Results in FY2025
Net interest income grew by capturing corporate actions such as M&A amid favorable market conditions and taking advantage of related financing opportunities, in addition to pricing management that captured changes in the interest rate environment. Non-interest income also increased through the provision of solutions leveraging the Group's consolidated strength and enhanced risk-taking capabilities. As a result, net operating profits increased by ¥70.4 billion.



Net operating profits
¥636.6 billion
+¥70.4 billion
¥707.0 billion
FY2024
FY2025

Global Commercial Banking

Overview of the Business Group
Provide financial services to corporations expanding into the Asia region as well as to local SMEs and individuals through the conventional financial platform (Krungsri (Bank of Ayudhya), Bank Danamon, VietinBank, Security Bank, and Shriram Finance) and through digital investees in the digital financial platform.
Overview of Results in FY2025
Krungsri offset the decline in gross profit due to interest rate cuts through the consolidation of TIDLOR*1 and an increase in non-interest income. Bank Danamon achieved higher profits driven by growth in loans and deposits, as well as the contribution from the merger with MFIN.*2 Although net operating profits for the entire business group declined, they increased excluding the impact of the change in consolidated closing period of KS.*3



Net operating profits
¥438.0 billion
Impact of the change in KS' consolidated closing period*2
¥(50.4) billion
¥387.6 billion
FY2024
FY2025

*1 TIDLOR Holdings Public Company Limited
*2 PT Mandala Multifinance Tbk
*3 Impact resulting from the change in Krungsri's closing period from January–December to April–March effective from FY2024. Net operating profits for FY2024 includes results for a 15-month period (approx. ¥80.0 billion impact)

Asset Management & Investor Services

Overview of the Business Group
Provide consulting employing sophisticated specialist know-how, and strive to improve capabilities in asset management and product development in the areas of AM[*1], IS[*2] and pensions to meet diverse needs from customers in Japan and overseas.

Overview of Results in FY2025
In the AM business, income increased, supported by growth in alternative investment income and continued net inflow of funds into domestic investment trusts. In the IS business, the compound offering of high value-added services in Japan and overseas made progress. In the pension business, the defined contribution pension business grew. As a result, net operating profits increased by ¥17.0 billion.



*1 Asset Management   *2 Investor Services

Global Corporate & Investment Banking

Overview of the Business Group
Operating the Corporate & Investment Banking (CIB) business that offers value-added solutions for large global corporate and financial institution clients by leveraging our extensive network and product capabilities through an integrated business model mainly among the Bank and the Securities.

Overview of Results in FY2025
While further advancing the evolution of the asset velocity model, resources were allocated to strategic areas such as digital infrastructure and energy projects linked to real demand. As a result, improvements in both the volume and quality of loans, a significant increase in fees and commissions income, and efficient expense management were simultaneously achieved. Consequently, net operating profits rose by ¥119.4 billion.



Global Markets

Overview of the Business Group

Primarily engage in Sales & Trading operations that provide products and solutions such as Currencies, Fixed Income Instruments and Equities and related Derivatives and trade these products in markets, and Treasury business[1] that manage MUFG's own assets, liabilities and various risks.

Overview of Results in FY2025

In Sales & Trading business operations, income was gained at a high level by steadily expanding transactions with customers, capturing the opportunities presented by increased volatility in foreign exchange, equity, and interest rate markets. In Treasury business, results were partly affected by a rebound from the previous fiscal year, when bonds with unrealized losses were sold to improve future returns. As a result, net operating profits of the business group increased significantly by ¥622.4 billion year on year.



*1 ALM operations that manage interest rate risks or liquidity risks in assets (e.g., loans) and liabilities (e.g., deposits).

d. Key Issues

Japan faces structural challenges such as a declining birth rate, an aging society and a shrinking population. At the same time, AI and other digital technologies have rapidly developed and penetrated our daily lives, the social and economic structure is being transformed through more sophisticated use of data, and work style and values have become more diverse, all of which are accelerating as megatrends. Meanwhile, the business environment surrounding our company is changing significantly amid the growing fragmentation reflected in heightened geopolitical risks and a reversal of globalization, as well as rising yen interest rates. Under these circumstances, it is necessary to identify the impact of policies in Japan and other countries around the world on the macro economy and financial markets.

MUFG seeks to correctly understand these situations with clear eyes and to fully demonstrate our ability to facilitate "connections," leveraging its extensive network and diverse solutions, to become a leading force in the new era. Taking the opportunity by this major environmental change surrounding MUFG's business, the current Medium-term Business Plan for the three-year period beginning in fiscal year 2024 is positioned as three years to pursue and produce "growth." As a result of this, we will continue to strive to meet expectations of all our stakeholders—including customers, shareholders and employees—by achieving higher profitability, improved return on equity, and our purpose of being "committed to empowering a brighter future."

1. Fundamental Direction

In our current Medium-term Business Plan, building on strategic initiatives launched in our previous Medium-term Business Plan, we will focus on both growth strategies and social and environmental solutions, supported by transformation and innovation.

In this era when geopolitical risks, reversal of globalization and other forms of division emerge, we aspire to maximize MUFG's ability to facilitate connections, leveraging its extensive network and diverse solutions, to produce economic and social value, as we strive to realize our Purpose of being "committed to empowering a brighter future."


Fulfilling our Commitment to Empowering a Brighter Future.
Customers
Shareholders and investors
Business partners
MUFG colleagues
Communities and society
Future generations
Expand & Refine Growth Strategies
Drive Social & Environmental Progress
Accelerate Transformation & Innovation

2. Financial Targets and Capital Policy

In our current Medium-term Business Plan, we have positioned ROE as the most important financial target. In light of our recent strong performance and changes in the business environment, we have revised the financial targets under the plan and set our ROE target for fiscal year 2026 at approximately 12%. While this level is comparable to our medium- to long-term target, the underlying assumptions differ, including the presence or absence of gains on sales of equity holdings. Accordingly, we will continue to focus on profits, expenses, and RWA as the three key drivers in our efforts to improve ROE.

Our basic policy for capital allocation calls for striking an appropriate balance from three perspectives: solid equity capital adequacy, strategic investments for sustainable growth, and the further enhancement of shareholder returns.

Regarding shareholder returns, we have established "Basic policies for shareholder returns," which continuously seek to improve shareholder returns, focusing on dividends. MUFG will set a dividend payout ratio at around 40%, and aim for a stable and sustainable increase in dividends per share through profit growth as a fundamental policy. At the same time, MUFG will flexibly repurchase stock as a measure to return profits to shareholders that will contribute to improving capital efficiency, taking into consideration its business performance and capital situation, opportunities for investment in growth, and the market conditions, including the share prices.
In principle, MUFG will not hold treasury stock in excess of approximately 5% of the total shares outstanding and shall cancel shares exceeding such amount.

■ ROE Targets and Capital Management Targets   ■ Drivers for Achieving ROE Targets (Profits)



Figures in bold indicate revisions made in this review	FY2025 Results	FY2026 Targets	Medium- to Long-Term Target			
ROE	11.3%	**Approx. 12%**	Approx. 12%	Profits	Net operating profits*2	**¥2.5 trillion**
CET1 capital ratio (Finalized and fully implemented*1)	9.2%	9.5–10.5%			Profits attributable to owners of parent	**¥2.7 trillion**

*1. Estimated on the regulations to be adopted at the end of March 2029 following finalization of Basel III framework (fully implemented). Excluding net unrealized gains on available-for-sale securities.
*2. Consolidated net operating profits on a managerial accounting basis.

3. Promoting Key Strategies

In order to make the current Medium-term Business Plan the three years to pursue and produce "growth," we formulated seven key strategies for "Expand & Refine Growth Strategies" and four key strategies for "Accelerate Transformation & Innovation" among the three pillars of the Medium-term Business Plan.

For "Expand & Refine Growth Strategies," in Japan, we will maximize life-time values by strengthening our retail customer base, while enhancing the succession business through the corporate x WM business model. Overseas, we will strive for higher profitability by evolving our GCIB and Global Markets integrated business model, and seek to seize opportunities arising from Asia's economic growth by strengthening our collaboration with partner banks. In addition, we will produce both economic and social value through initiatives to contribute to making Japan a leading asset management center, and through value chain support in green transformation, while also taking on the challenge of building a new business portfolio for medium- to long-term growth.

For "Accelerate Transformation & Innovation," we will strive to strengthen our corporate infrastructure such as by accelerating transformation of our corporate culture including agility, expanding human capital investment, increasing system development capacity, and enhancing AI/data infrastructure, while further improving our risk management and compliance.

A Expand & Refine Growth Strategies

Key strategies	Key initiatives
Strengthen domestic retail customer base	• Improve customer satisfaction by enhancing the customer experience. By building long-term business relationships, maximize life-time values
Strengthen corporate x WM business	• Offer diverse solutions through both corporate and individual customer-based approaches
Evolve GCIB-GM integrated business model	• Pursue higher capital efficiency through GCIB-Global Markets integrated business model such as collaboration between the primary market functions and the sales & trading functions, cross-selling, and strengthening of distribution
Strengthen APAC business and platform resilience	• Construct resilient platforms in Asia, our second home market, by strengthening collaboration with partner banks and expanding initiatives on "cultivate Asia x digital"
Contribute to making Japan a leading asset management center	• Empower people to build more prosperous lives by promoting investment and supporting asset formation throughout the investment chain, contributing to making Japan a leading asset management center
Support value chain in green transformation	• Promote GX investment among customers by proposing solutions to customers' issues that go beyond financing, such as co-creation of GX projects and support for transitions
Challenge to build a new business portfolio	• Cultivate a portfolio characterized by both high growth and high profitability by developing new business segments and futuristic business models through the development of new businesses incorporating customer and societal issues and advances in new technologies

B   Accelerate Transformation & Innovation

Key strategies	Key initiatives
Accelerate agility transformation	● To lead transformation, aim to instill a corporate culture in which people think, decide, and act for oneself, and do so swiftly
Expand human capital investment	● Aim to become a global financial group that contributes to customers and society by accelerating synchronization with business strategies, with each employee working actively and vigorously with a high degree of professionalism
Increase system development capacity	● Strive to increase development capacity to raise the amount of system investment, and aim to increase the amount and ratio of investment in strategic projects
Enhance AI/data infrastructure	● Promote data utilization by enhancing AI promotion functions and business intelligence ● Enhance technological research through the use of new technologies such as generative AI and improved intelligence

(2) Financial Position and Results of Operations of the Group and the Company
(Consolidated Basis and Non-Consolidated Basis)

a. Financial Position and Results of Operations of the Group (Consolidated Basis)

(Millions of yen)

	Fiscal Year 2022 Ended March 31, 2023	Fiscal Year 2023 Ended March 31, 2024	Fiscal Year 2024 Ended March 31, 2025	Fiscal Year 2025 Ended March 31, 2026
Ordinary income	9,281,027	11,890,350	13,629,997	14,620,843
Ordinary profits	1,020,728	2,127,958	2,669,483	3,410,192
Profits attributable to owners of parent	1,116,496	1,490,781	1,862,946	2,427,229
Consolidated comprehensive income (Figures in parentheses represent net loss)	1,158,800	3,316,519	2,069,660	3,271,246
Total net assets	18,272,857	20,746,978	21,728,132	23,744,152
Total assets	386,799,477	403,703,147	413,113,501	431,731,548

(Note)   All figures have been rounded down to the nearest unit.

b. Financial Position and Results of Operations of the Company

(Non-Consolidated Basis)

(Millions of yen)

	Fiscal Year 2022 Ended March 31, 2023	Fiscal Year 2023 Ended March 31, 2024	Fiscal Year 2024 Ended March 31, 2025	Fiscal Year 2025 Ended March 31, 2026
Operating income	641,968	809,818	1,343,267	1,455,637
Dividends received	606,916	775,425	1,307,634	1,414,315
Dividends received from banking subsidiaries	407,630	545,885	1,035,465	1,102,631
Dividends received from other subsidiaries	31,702	30,228	47,442	71,703
Profits	602,223	749,395	1,275,569	1,322,845
Profits per share	(yen) 48.93	(yen) 62.65	(yen) 109.55	(yen) 116.15
Total assets	22,642,309	23,920,097	22,115,043	23,795,835
Investments in banking subsidiaries	7,641,206	7,641,206	7,644,609	7,905,076
Investments in other subsidiaries	958,513	958,513	955,111	641,054

(Note)   All figures have been rounded down to the nearest unit.

(3) Capital Investment of the Group

a. Total Amounts of Capital Investment

(Millions of yen)

MUFG Bank, Ltd.	Mitsubishi UFJ Trust and Banking Corporation	Mitsubishi UFJ Securities Holdings Co., Ltd.	Consumer Finance Subsidiaries	Other	Total
330,915	75,632	24,208	56,583	17,553	504,891

(Notes) 1. All figures have been rounded down to the nearest unit.

2. Amounts include investments in intangible fixed assets, such as software, as well as tangible fixed assets.

b. New Additions, etc. of Significant Equipment

(New Additions, Renovations, etc.)

(Millions of yen)

Company Name	Description	Amount
MUFG Bank, Ltd.	Development of next-generation RD infrastructure	18,886
Mitsubishi UFJ NICOS Co., Ltd.	System integration	19,166

(Note) All figures have been rounded down to the nearest unit.

The Bank and the Trust Bank allocate fixed assets to segments. As other subsidiaries do not allocate fixed assets to segments, information on their assets by segment are omitted.

(4) Principal Subsidiaries, etc.

Company Name	Location	Capital (millions of yen)	Main Business(es)	Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company (%)
MUFG Bank, Ltd.	Chiyoda-ku, Tokyo	1,711,958	Banking	100.00
Mitsubishi UFJ Trust and Banking Corporation	Chiyoda-ku, Tokyo	324,279	Trust Banking, Banking	100.00
Mitsubishi UFJ Securities Holdings Co., Ltd.	Chiyoda-ku, Tokyo	75,518	Securities Holding Company	100.00
Mitsubishi UFJ Asset Management Co., Ltd.	Minato-ku, Tokyo	2,000	Investment Management Investment Advisory and Agency	100.00
Mitsubishi UFJ NICOS Co., Ltd.	Bunkyo-ku, Tokyo	109,312	Credit Cards	100.00
ACOM CO., LTD.	Minato-ku, Tokyo	63,832	Loan, Loan Guarantees	40.18 (2.60)
Japan Digital Design, Inc.	Chuo-ku, Tokyo	2,300	Research	94.18 (1.16)
MUFG Innovation Partners Co., Ltd.	Chiyoda-ku, Tokyo	250	Venture Capital Investment	100.00
WealthNavi Inc.	Shinagawa-ku, Tokyo	12,261	Financial Instruments Firm	100.00 (100.00)
Mitsubishi UFJ eSmart Securities Co., Ltd.	Chiyoda-ku, Tokyo	7,196	Financial Instruments Firm	100.00 (100.00)
Kanmu, Inc.	Shibuya-ku, Tokyo	99	Prepaid cards	73.09 (73.09)
The Master Trust Bank of Japan, Ltd.	Minato-ku, Tokyo	10,000	Trust Banking, Banking	46.50 (46.50)
Mitsubishi UFJ Alternative Investments Co., Ltd.	Chiyoda-ku, Tokyo	1,000	Securities-related operations, Investment Advisory	100.00 (100.00)
Mitsubishi UFJ Real Estate Services Co., Ltd.	Chiyoda-ku, Tokyo	300	Real Estate Brokering	100.00 (100.00)
Mitsubishi UFJ Real Estate Asset Management Co., Ltd.	Minato-ku, Tokyo	200	Investment Management Investment Advisory	100.00 (100.00)
Human Resources Governance Leaders Co., Ltd.	Chiyoda-ku, Tokyo	122	Consulting	100.00 (100.00)
Japan Shareholder Services Ltd.	Chiyoda-ku, Tokyo	100	SR and IR support	100.00 (100.00)

Company Name	Location	Capital (millions of yen)	Main Business(es)	Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company (%)
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	Chiyoda-ku, Tokyo	40,500	Securities	60.00 (60.00)
MUFG Americas Holdings Corporation	New York, NY, U.S.A.	14,095 (USD 88 million)	Bank Holding Company	100.00 (95.33)
MUFG Securities (Canada), Ltd.	Toronto, Ontario, Canada	21,647 (CAD 188 million)	Securities	100.00 (100.00)
MUFG Securities EMEA plc	London, U.K.	389,792 (GBP 1,847 million)	Securities	100.00 (100.00)
Bank of Ayudhya Public Company Limited	Bangkok, Kingdom of Thailand	357,490 (THB 73,557 million)	Banking	76.88 (76.88)
PT Bank Danamon Indonesia, Tbk.	South Jakarta, Special Capital Region of Jakarta, Republic of Indonesia	56,358 (IDR 5,995,576 million)	Banking	92.47 (92.47)
PT Adira Dinamika Multi Finance Tbk	South Jakarta, Special Capital Region of Jakarta, Republic of Indonesia	1,162 (IDR 123,580 million)	Lending	93.41 (93.41)
First Sentier Group Limited	Sydney, Australia	522,354 (AUD 4,759 million)	Holding Company	100.00 (100.00)
MUFG Investor Services Holdings Limited	Grand Cayman, Cayman Islands, British Overseas Territories	6,951 (USD 43 million)	Holding Company	100.00 (100.00)
Mitsubishi UFJ Asset Management (UK) Ltd.	London, U.K.	422 (GBP 2 million)	Investment Management	100.00 (100.00)
Mitsubishi UFJ Baillie Gifford Asset Management Limited	Edinburgh, U.K.	105 (GBP 500 thousand)	Investment Advisory	51.00 (51.00)
Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A.	Luxembourg, Grand Duchy of Luxembourg	29,925 (USD 187 million)	Trust Banking, Banking	100.00 (100.00)
MUFG Lux Management Company S.A.	Luxembourg, Grand Duchy of Luxembourg	1,352 (EUR 7,375 thousand)	Investment Trust Management	100.00 (100.00)
MUFG Pension & Market Services Holdings Pty Limited	Sydney, Australia	259,349 (AUD 2,363 million)	Holding Company	100.00 (100.00)
Morgan Stanley MUFG Securities Co., Ltd.	Chiyoda-ku, Tokyo	62,149	Securities	49.00 (49.00)
Mitsubishi HC Capital Inc.	Chiyoda-ku, Tokyo	33,196	Leasing	20.06 (5.53)

Company Name	Location	Capital (millions of yen)	Main Business(es)	Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company (%)
Mitsubishi Research Institute DCS Co., Ltd.	Minato-ku, Tokyo	6,059	Software Development, Information Processing	20.00
JACCS CO., LTD.	Hakodate-shi, Hokkaido	35,680	Agency Services for Credit Purchases	40.34 (40.34)
MUFG Finance and Leasing Co., Ltd.	Chuo-ku, Tokyo	20,049	Leasing	38.85 (38.85)
Morgan Stanley	New York, NY, U.S.A.	1,562,155 (USD 9,770 million)	Bank Holding Company	23.87
Vietnam Joint Stock Commercial Bank for Industry and Trade	Hanoi, Socialist Republic of Vietnam	473,784 (VND 77,669,446 million)	Banking	19.72 (19.72)
Security Bank Corporation	Makati, Republic of the Philippines	20,234 (PHP 7,635 million)	Banking	20.00 (20.00)

(Notes)
1. Amounts have been rounded down to the nearest unit.

2. The yen equivalent of the capital amount has been calculated using the foreign exchange rate as of the date of the close of the account.

3. The percentage of voting rights of the subsidiaries, etc. held by the Company has been rounded down to the nearest second decimal place.

4. The figures in parentheses ( ) in the column "Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company" indicate the percentage of voting rights held by the subsidiaries, subsidiary entities, etc., of the Company.

5. First Sentier Investors Holdings Pty Limited changed its trade name to First Sentier Group Limited on July 3, 2025.

6. On October 1, 2025, MUFG Bank, Ltd., a consolidated subsidiary of the Company, succeeded to all shares of MUFG Securities EMEA plc, MUFG Securities Asia Limited and MUFG Securities (Canada), Ltd. through a corporate split (kyushu-bunkatsu), making the three companies its wholly owned subsidiaries. MUFG Securities Asia Limited has been excluded from this table in consideration of its materiality within the Group.

7. PT Mandala Multifinance Tbk was dissolved on October 1, 2025, as a result of an absorption-type merger, with PT Adira Dinamika Multi Finance Tbk as the surviving company.

8. BOT Lease Co., Ltd. changed its trade name to MUFG Finance and Leasing Co., Ltd. on October 1, 2025.

2. Matters Concerning Company Executives (Directors and Corporate Executives)

(1) Status of Company Executives

Members of the Board of Directors

(As of March 31, 2026)

Name	Title and Areas of Responsibility	Important Concurrent Posts	Other
Keiko Honda	Member of the Board of Directors (Outside Director) Audit Member	Professor of Waseda Business School (Graduate School of Business and Finance), Faculty of Commerce, Waseda University Outside Director of the Board of Recruit Holdings Co., Ltd.	-
Satoko Kuwabara	Member of the Board of Directors (Outside Director) Nominating Member Compensation Member (Chairperson)	Partner of Gaien Partners Outside Director of Bandai Namco Holdings Inc. Outside Auditor of Unicafe Inc. Outside Director of Nippon Yusen Kabushiki Kaisha	-
Hirofumi Nomoto	Member of the Board of Directors (Outside Director) Nominating Member (Chairperson) Compensation Member	Chairman & Representative Director of TOKYU CORPORATION President & CEO of THREE HUNDRED CLUB CO., LTD. Outside Director of TOEI COMPANY, LTD.	-
Mari Elka Pangestu	Member of the Board of Directors (Outside Director) Risk Member	Vice Chairperson of National Economic Council of the Republic of Indonesia Independent Non-executive Director of AIA Group Limited	-
Hiroshi Shimizu	Member of the Board of Directors (Outside Director) Risk Member (Chairperson)	Chairman of Nippon Life Insurance Company Independent Outside Director of TOKYU CORPORATION Outside Director of FUJI KYUKO CO., LTD.	-
David Sneider	Member of the Board of Directors (Outside Director) Audit Member Risk Member	Outside Director of PHC Holdings Corporation	-
Miyuki Suzuki	Member of the Board of Directors (Outside Director) Nominating Member Compensation Member	Outside Director of Twilio Inc. Outside Director of SanDisk Corporation	-
Koichi Tsuji	Member of the Board of Directors (Outside Director) Audit Member (Chairperson)	Outside Director of TEIJIN LIMITED Outside Director of MARUICHI STEEL TUBE LTD.	(Note) 1
Teruhisa Ueda	Member of the Board of Directors (Outside Director) Nominating Member Compensation Member	Chairman and Representative Director of SHIMADZU CORPORATION	-
Ryoichi Shinke	Member of the Board of Directors Audit Member		-
Takayuki Yasuda	Member of the Board of Directors Audit Member		-
Kanetsugu Mike	Member of the Board of Directors	Outside Director of MITSUBISHI MOTORS CORPORATION Outside Statutory Auditor of Tokyo Kaikan Co., Ltd.	-

Name	Title and Areas of Responsibility	Important Concurrent Posts	Other
Hironori Kamezawa	Member of the Board of Directors Nominating Member Compensation Member	Member of the Board of Directors of MUFG Bank, Ltd. Director of Morgan Stanley	-
Junichi Hanzawa	Member of the Board of Directors	President & CEO of MUFG Bank, Ltd. (Representative of the Board of Directors)	-
Makoto Kobayashi	Member of the Board of Directors	President & CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. (Representative of the Board of Directors) President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (Representative of the Board of Directors)	-
Hiroshi Kubota	Member of the Board of Directors	President and CEO of Mitsubishi UFJ Trust and Banking Corporation (Representative Director)	-

(Notes) Nominating Member: Member of the Nominating and Governance Committee, Compensation Member: Member of the Compensation Committee, Audit Member: Member of the Audit Committee, Risk Member: Member of the Risk Committee

1. Mr. Koichi Tsuji, an Audit Member, is qualified as a certified public accountant and has respectable knowledge regarding finance and accounting.

2. To ensure the effectiveness of audit, the Company elected Mr. Ryoichi Shinke and Mr. Takayuki Yasuda, who are directors who do not concurrently serve as Corporate Executives, as full-time Audit Members.

3. The Company designated Ms. Keiko Honda, Ms. Satoko Kuwabara, Mr. Hirofumi Nomoto, Ms. Mari Elka Pangestu, Mr. Hiroshi Shimizu, Mr. David Sneider, Ms. Miyuki Suzuki, Mr. Koichi Tsuji, and Mr. Teruhisa Ueda each an Outside Director, as independent directors provided for by Tokyo Stock Exchange, Inc., and has notified the Tokyo Stock Exchange to that effect.

4. The officially registered name of Ms. Satoko Kuwabara is Satoko Ota.

Corporate Executives

(As of March 31, 2026)

Name	Title and Areas of Responsibility	Important Concurrent Posts
Kanetsugu Mike	Chairman (Corporate Executive)	Outside Director of MITSUBISHI MOTORS CORPORATION Outside Statutory Auditor of Tokyo Kaikan Co., Ltd.
Hironori Kamezawa	President & Group CEO (Representative Corporate Executive) Nominating Member Compensation Member	Member of the Board of Directors of MUFG Bank, Ltd. Director of Morgan Stanley
Yutaka Miyashita	Senior Managing Corporate Executive (Representative Corporate Executive) Group Head, Commercial Banking & Wealth Management Business Group (excluding In Charge of Wealth Management Research Division)	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)
Fumitaka Nakahama	Senior Managing Corporate Executive Group Head, Global Corporate & Investment Banking Business Group	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)
Hiroyuki Seki	Senior Managing Corporate Executive Group Head, Global Markets Business Group	Member of the Board of Directors, Deputy President of MUFG Bank, Ltd. (Representative of the Board of Directors)
Shuichi Yokoyama	Senior Managing Corporate Executive Group CAO & Managing Director, Head of Internal Audit Division	
Yasushi Itagaki	Senior Managing Corporate Executive Group COO-I Group Head, Global Commercial Banking Business Group	Member of the Board of Directors, Deputy President of MUFG Bank, Ltd. (Representative of the Board of Directors) President Commissioner of Bank Danamon
Takafumi Ihara	Senior Managing Corporate Executive Group Head, Asset Management & Investor Services Business Group	Director, Deputy President, and Executive Officer of Mitsubishi UFJ Trust and Banking Corporation (Representative Director)
Jun Togawa	Senior Managing Corporate Executive (Representative Corporate Executive) Group CFO	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)

Name	Title and Areas of Responsibility	Important Concurrent Posts
Masakazu Osawa	Senior Managing Corporate Executive (Representative Corporate Executive) Group Head, Japanese Corporate & Investment Banking Business Group (excluding In charge of Wealth Management Research Division)	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)
Hideaki Takase	Senior Managing Corporate Executive (Representative Corporate Executive) Group CSO (in charge of Corporate Planning Division excluding Finance & Resources Management and Global Business), Group CSuO, In charge of Corporate Administration Division Risk Member	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors) Non-executive Director of Mitsubishi UFJ Trust and Banking Corporation
Keitaro Tsukiyama	Managing Corporate Executive Group CCO	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)
Toshiki Ochi	Managing Corporate Executive Group CIO	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)
Tadashi Yamamoto	Managing Corporate Executive Group Head, Retail & Digital Business Group, Group CDTO	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors) Director of ACOM CO., LTD.
Katsunori Yokomaku	Managing Corporate Executive Group CRO	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors) Member of the Board of Directors of Mitsubishi UFJ Securities Holdings Co., Ltd. Director of MUFG Americas Holdings Corporation
Masahiro Kuniyuki	Managing Corporate Executive Group CHRO, In sub-charge of Corporate Administration Division	Director and Managing Executive Officer of Mitsubishi UFJ Trust and Banking Corporation
Akiko Sueoka	Managing Corporate Executive Group CLO	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)

(Notes)   Nominating Member: Member of the Nominating and Governance Committee, Compensation Member: Member of the Compensation Committee, Risk Member: Member of the Risk Committee

1.   Mr. Shuichi Yokoyama resigned as Senior Managing Corporate Executive, Group CAO & Managing Director, Head of Internal Audit Division, on March 31, 2026. In addition, Mr. Takayuki Sakurai assumed the position of Managing Corporate Executive, Group CAO & Managing Director, Head of Internal Audit Division, on April 1, 2026.

2. Executive job titles are abbreviated as follows.

CEO: Chief Executive Officer
CSO: Chief Strategy Officer (in charge of Corporate Planning Division)
CFO: Chief Financial Officer (in charge of Financial Planning Division)
CRO: Chief Risk Officer (in charge of Corporate Risk Management Division and Credit Policy & Planning Division)
CHRO: Chief Human Resources Officer (in charge of Human Resources Division)
COO-I: Chief Operating Officer-International (in charge of Corporate Planning Division (Global Business))
CDTO: Chief Digital Transformation Officer (in charge of Digital Strategy Division and Digital Solution Division)
CCO: Chief Compliance Officer (in charge of Global Compliance Division and Global Financial Crimes Division)
CLO: Chief Legal Officer (in charge of Legal Division)
CAO: Chief Audit Officer (in charge of Internal Audit Division)
CIO: Chief Information Officer (in charge of Information Systems Planning Division)
CSuO: Chief Sustainability Officer

Members of the Board of Directors and the Corporate Executives who retired during the fiscal year 2025 (titles and areas of responsibility at the time of retirement are shown in parentheses):

The following Corporate Executives resigned on April 1, 2025.

Seiichiro Akita (Senior Managing Corporate Executive (Representative Corporate Executive); Group Head, Japanese Corporate & Investment Banking Business Group (excluding In Charge of Wealth Management Research Division))

Kenji Horikawa (Senior Managing Corporate Executive; Group CHRO, Group Deputy CSO, Group Deputy CDTO)

The following Members of the Board of Directors and Corporate Executives retired on June 27, 2025.

Mariko Fujii (Member of the Board of Directors (Outside Director), Nominating Member, Compensation Member, Risk Member (Chairperson))

Kaoru Kato (Member of the Board of Directors (Outside Director), Nominating Member, Compensation Member, Audit Member)

Kenichi Miyanaga (Member of the Board of Directors, Audit Member)

Iwao Nagashima (Member of the Board of Directors)

Hiroshi Mori (Senior Managing Corporate Executive, Group CLO)

(2) Compensation, etc. for Company Executives

Policy on Decisions on the Contents of Compensation for Individual Executives, etc. (revised May 15, 2026)

1. Context of the Policy

   The Company's Compensation Committee has prescribed this policy on decisions on the contents of compensation for individual Members of the Board of Directors, Corporate Executives and Executive Officers ("Executives, etc.") (the "Policy") in accordance with the provisions of the Companies Act with regard to a company with three committees. The outline of the Policy is as below. In addition, major subsidiaries of the Company have each prescribed a similar policy based on the Policy of the Company.

2. Decision-Making Organization for the Policy

   The Company, as a company with three committees, has established a Compensation Committee. The Compensation Committee comprises independent Outside Directors and a director who concurrently serves as President & Group CEO (Representative Corporate Executive) and is chaired by an independent outside director.



Compensation Committee
- Comprises two or more independent outside directors and a director who concurrently serves as President & Group CEO
- The chairperson is selected from independent outside directors

Determines the following matters in relation to compensation for Executives, etc.
i) The Policy
ii) Contents of the establishment, revision and abolition of the compensation system for the Company's Executives, etc.
iii) Contents of compensation for the Company's individual Members of the Board of Directors and corporate executives in accordance with the Policy

Deliberated and make proposals to the board of directors on the following matters
i) Contents of the establishment, revision and abolition of the system regarding compensation for Executives, etc. of the Company's major subsidiaries
ii) Compensation of the chairman, deputy chairman, president & CEO of the Company's major subsidiaries
iii) Compensation, etc. of the locally-hired Executives, etc. of the Company, the Company's subsidiaries and overseas subsidiaries

3. Summary of the Policy

   1) Philosophy and Objective

      The MUFG Group has defined as its Purpose "Empowering a brighter future." The value that should be shared among all our directors, officers and employees (Values) is "Integrity and Responsibility, Professionalism and Teamwork, Challenge and Agility." In addition, our medium- to long-term vision (Vision) is "to be the world's most trusted financial group." Furthermore, in the Medium-term Business Plan (FY2024–FY2026), we positioned the three years as the period to pursue and produce "growth" more aggressively. We will aim to realize our Purpose by promoting the three pillars, "Expand & Refine Growth Strategies," "Drive Social & Environmental Progress," and "Accelerate Transformation & Innovation," as well as by serving as a "bridge" to produce economic and social value.

The Policy serves many purposes. It is intended to drive measures taken by Executives, etc. for realizing the Purpose and the management policy above; to facilitate improvement of our business resilience and competitiveness, enabling sustainable growth and the medium- to long-term enhancement of the enterprise value of the MUFG Group, and further advance the Group's sustainability management; and to serve as an appropriate incentive for each of the Executives, etc. according to their roles and responsibilities, to further motivate Executives, etc. to contribute not only to the short-term but also to the medium- to long-term improvement of financial results, while preventing excessive risk-taking as a financial institution.

2) Compensation Level

We determine the level of compensation for executives that is competitive and appropriate for the Company and its subsidiaries taking into consideration the economic and social context, industry trend, management environment of the MUFG Group, and status of financial results, as well as human resources markets in the country where the Executives, etc. are appointed and other important factors, and upon referencing the objective research data of third-party, specialist agencies.

Compensation levels by position (excluding Outside Directors and Directors who are Audit Members) have been set according to a compensation system in which compensation amounts for each type of compensation decrease in descending order of position, with the President & CEO being the highest-paid individual followed by the Chairman, the Deputy Chairman, Deputy President, Senior Managing Corporate Executive, Managing Corporate Executive and Executives without titles. Furthermore, "Director and Corporate Executive Allowances" and "Committee Member (Chairperson) Allowances" and similar allowances are added according to the roles and responsibilities of each of the Executives, etc.

3) Composition, Structure and Contents of Compensation, etc.
 - In principle, compensation for the Company's Executives, etc. is composed of three types: "annual base salary" (fixed), "performance-based stock compensation" (linked to stock price and medium- to long-term performance) and "cash bonuses" (linked to short-term performance). The proportion of each compensation type is properly specified based on the philosophy and objective above as well as the contents of the duties of such executives.
 - In the stock compensation plan, the Company's shares are issued to Executives, etc. by means of the trust structure. Stock compensation has been implemented in fiscal year 2016 as a common Group-wide new medium- to long-term incentive plan.
 - The proportion of the President & CEO's compensation since fiscal year 2018 is balanced among these three types of compensation: "annual base salary : performance-based stock compensation : cash bonus = 1 : 1 : 1." (In case the stock compensation and cash bonus are paid in base amount).
 - The proportion of compensation by position has been set according to a compensation system in which the proportion of the performance-based compensation decreases in descending order of position, with the President & CEO being the individual with the highest proportion of performance-linked compensation (approx. 67%) followed by the Chairman (approx. 60%), the Deputy Chairman (approx. 60%), Deputy President (approx. 60%), Senior Managing Corporate Executive (approx. 57.5%), Managing Corporate Executive (approx. 55%) and Executives without titles (approx. 50%).

- Performance-based stock compensation and cash bonuses are subject to confiscation (malus) for the unpaid portion and restitution claim (clawback) for the paid amount in the following cases: material breach of delegation agreements between the Company and Executives, etc. regarding the duties of Executives, etc., retiring from their offices for personal reasons during the terms of offices against the Company's will, and the Board of Directors resolving on retrospective correction to account settlement as a result of material faults or misconduct on accounting.
- Outside Directors who take on the role of overseeing and monitoring management and directors serving as audit members are not eligible to receive stock compensation or cash bonuses in consideration of the contents of their duties.
- Regardless of the above, compensation for Executives, etc. who are hired locally outside Japan is individually designed in order to prevent excessive risk taking, taking into account compensation regulations, compensation practice, the local market rate and other related factors in the relevant overseas region, as well as the job contents and characteristics of the duties of such Executives, etc.

Type of compensation	Linkage with performance	Performance-based compensation range	Standards for payment			Weight	Time of payment	Payment method
Annual base salary	Fixed	—	• Paid based on position, etc. • Includes Director Allowance, Committee and Chair Allowance, Housing Allowance, Overseas Representative Allowance, etc.				Monthly	Cash
Stock compensation	Non-performance-based	—	Base amount by position				At the time of retirement of executives	50% in shares 50% in cash
	Medium-to long-term performance-based	0-150%	Base amount by position	×	**Performance factor (MTBP achievement evaluation)**	<55%>	At the end of the MTBP	
					Target attainment rate of indices below in MTBP			
					(1) Consolidated ROE[*1]	30%		
					(2) Consolidated expense ratio[*1]	10%		
					(3) ESG assessment[*2] • Reduction of GHG emissions from own company • MUFG Employee survey score • Ratio of women in management • Ratings granted by ESG rating agencies	10% (2.5% each)		
					(4) TSR[*3]	5%		
					Performance factor (competitor comparison evaluation)	<45%>		
					Comparison of year-on-year growth rates of indices below with competitors[*4]			
					(1) Consolidated net operating profits	25%		
					(2) Profits attributable to owners of parent	20%		
Cash bonuses	Short-term performance-based	0-150%	Base amount by position	×	**Performance factor (quantitative evaluation factor applied to the Group CEO)**	<60%>	Annually	Cash
					Rate of year-on-year change and target attainment rate of indices below[*5]			
					(1) Consolidated net operating profits	20%		
					(2) Profits attributable to owners of parent	10%		
					(3) Consolidated ROE	20%		
					(4) Consolidated expense ratio	10%		
					Status of individual execution of duties (qualitative evaluation factor applied to the Group CEO) • Expand & Refine Growth Strategies • Drive Social & Environmental Progress • Accelerate Transformation & Innovation • Optimize resource & portfolio management • Enhance stakeholder value, etc.	<40%>		

Subject to malus (confiscation) and clawback (restitution claim)

[Proportion of compensation by position]

0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
President & CEO
33.3%
33.3%
33.3%
Chairman, Deputy Chairmen, Deputy President
40%
30%
30%
Senior Managing Corporate Executive
42.5%
28.8%
28.8%
Managing Corporate Executive
45%
27.5%
27.5%
Corporate Executives, Executive Officers
50%
25%
25%
Non-Executive Directors, Outside Directors
100%
Annual base salary
Stock compensation
Cash bonuses
Performance-based compensation

[*1] To incentivize efforts to improve MUFG's earnings power, capital efficiency and profit structure, each of which is considered a management issue requiring the utmost priority, the degree of achievement vis-à-vis target levels stipulated in the Medium-term Business Plan (MTBP) regarding consolidated ROE and consolidated expense ratio is determined on an absolute evaluation basis. (See illustration on the right)



Performance factor
Image of Performance-Based Compensation (consolidated ROE and expense ratio)
Limit 150%
100%
50%
0%
MTBP targets

[*2] To incentivize efforts to advance sustainability management, MUFG sets these as its unique set of ESG indices to reduce Group/Global GHG emissions from own operations, improve its employee survey scores, and raise the ratio of women in management. Additionally, the degree of improvement (three-year period) in external ratings granted by five major ESG rating agencies is evaluated on a relative basis, with the aim of objectively assessing contribution to MUFG's various ESG initiatives.

[*3] To enhance enterprise value over the medium to long term and share interests with shareholders, MUFG will conduct relative (three-year) TSR assessments compared to TOPIX (including dividends) and major competitors.

[*4] By conducting a relative comparison of the growth rate of "Consolidated net operating profits," which is an indication of the profitability of mainstay operations, and "Profits attributable to owners of parent," the ultimate result of management, with other major competitors (Mizuho Financial Group, Inc. and Sumitomo Mitsui Financial Group, Inc.), the contribution of management excluding external environmental factors such as market factors is evaluated as milestones for each fiscal year.

[*5] To enhance profitability and capital efficiency of mainstay operations, which is one of the MUFG Group's most important management issues and to drive the improvement of its earning structure, the "Year-on-year change rate" and the "Target achievement rate" of the above four indices (the ratio of the year-on-year change rate and the target achievement rate is 1:1) are evaluated as the business performance for the year.

Compensation, etc. for Company Executives

(Millions of yen)

Classification	Number of Recipients	Total compensation, etc.	Total amount of compensation, etc. by classification			
			Annual base salary, etc.	Cash bonus	Performance-based stock compensation	
			Cash	Cash	Non-cash	
			Non-performance-based	Performance-based	Non-performance-based	Performance-based
Directors (excluding outside directors)	7	513	261	123	27	100
Corporate Executives	18	1,740	761	492	192	294
Outside Directors	11	254	254	–	–	–

(Notes)
1. All figures have been rounded down to the nearest unit.

2. The compensation, etc. paid to Corporate Executives who concurrently serve as Members of the Board of Directors is described in the column of Corporate Executive.

3. The Company introduced a performance-based stock compensation plan using a structure called Board Incentive Plan as Non-cash compensation. Total stock compensation in the table above includes expenses associated with the right to receive shares granted under the plan and the amounts of compensation provided during fiscal year 2025. (Please refer to the chart on the previous page for details of the stock compensation plan.)

4. Compensation for Outside Directors from the Company's parent company (including subsidiaries), etc. is not applicable.

5. The targets and achievement ratio of each index of the performance-based stock compensation under the current Medium-term Business Plan (from fiscal year 2024 to fiscal year 2026) are as follows.

Time span for evaluation	Performance indices	Weight	Targets, etc.	Achievement ratio					
				Fiscal year 2024		Fiscal year 2025		Fiscal year 2026	
				Per index	Total evaluation	Per index	Total evaluation	Per index	Total evaluation
Single fiscal year	Consolidated net operating profits	25%	Determined based on comparisons with competitors	60%	77%	140%	122%	–	–
	Profits attributable to owners of parent	20%		100%		100%		–	
Medium- to long-term, etc.	Consolidated ROE (based on TSE's standard)	30%	Fiscal year 2026: Determined based on MTBP targets	–					
	Consolidated expense ratio	10%		–					
	ESG assessment	10%	Absolute and relative assessments of the degree of improvement (three-year period)	–					
	TSR	5%	Relative comparison with TOPIX and competitors	–					

6. The evaluation indices of business performance for each previous fiscal year to determine the cash bonuses paid to the President during fiscal year 2023 to fiscal year 2025 are as follows. The evaluation method of the business performance of fiscal year 2025 is the same, in principle.

Performance indices	Weight	Fiscal year 2023 bonuses		Fiscal year 2024 bonuses		Fiscal year 2025 bonuses	
		Achievement	Payment ratio	Achievement	Payment ratio	Achievement	Payment ratio
<Total evaluation>	100%	102.3%	112.5%	104.3%	112.5%	96.1%	100.0%
Quantitative evaluation (the combination of four indices, including consolidated ROE)	60%	103.8%	–	113.8%	–	100.1%	–
Qualitative evaluation	40%	100.0%	–	90.0%	–	90.0%	–

Reason for the Compensation Committee to Determine That the Contents of the Compensation of Individual Executive Officers, etc., are in Accordance with the Policy

The Company, upon determining the Policy at the Compensation Committee, has been conducting ongoing reviews of the executive compensation system from a multilateral perspective including the economic and social context, the business performance of the Company and the MUFG Group, and its consistency with the Policy which provides appropriate incentives but prevents excessive risk-taking. Accordingly, the Compensation Committee has determined that the contents of the compensation of individual Executive Officers, etc., which have been determined according to the executive compensation system are in accordance with the Policy.

-End-